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THE NOVOZYMES REPORT 2008



novozymes®
Rethink Tomorrow

WELCOME TO THE NOVOZYMES REPORT 2008

More opportunities on the Internet
This year, Novozymes has once again collected all the report material in its online reporting universe at www.report2008.novozymes.com.

The Novozymes Report 2008 is available in English through a dedicated website, as a PDF file, and in print. A Danish version is available as a PDF file at www.novozymes.com.

The reporting universe is a website dedicated to The Novozymes Report 2008 and other information relevant to our investors but also to anyone else with an interest in Novozymes. We continuously supplement the report with information such as quarterly reports, company announcements, news, and teleconferences.

All the photos in the report show partners, employees, or their relatives in situations that illustrate Novozymes' business or way of working. The cover illustrates how Novozymes looks for inspiration in a grain field and turns it into solutions for detergents, agriculture, the energy sector, and countless other applications.

Reporting and audits
The Novozymes Report 2008 has been audited by PricewaterhouseCoopers (PwC), which also examined and assessed the report on the basis of the AA1000 Assurance Standard.

The printed English version of the Report does not contain the annual report for the parent company, Novozymes A/S.

The annual report for Novozymes A/S can be found online under "Financial statements for Novozymes A/S."

The audit covers financial, social, and environmental data, and PwC has also audited all content within "Report," "Outlook," and "Management" in The Novozymes Report 2008. Online, these are marked "Audited by PwC." See also the statements in the report.

PwC has not audited the section of the report found online under the heading "Supplementary reporting." "Supplementary reporting" includes our "Communication on progress" with respect to Global Compact, our reports based on the Global Reporting Initiative (GRI), and data from our activities in Brazil, China, Denmark, India, Sweden, the UK, and the USA.

The report has been produced in accordance with International Financial Reporting Standards (IFRS), the Danish Financial Statements Act, and the additional requirements of NASDAQ OMX Copenhagen A/S for presentation of financial statements by listed companies. It has also been prepared as an element of Novozymes' reporting according to the Global Reporting Initiative G3 Guidelines for Sustainability Reporting.

In the event of any discrepancy between the printed report and the online report, the printed report shall take precedence.

Explore our reporting universe

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www.report2008.novozymes.com


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We help various industries to replace conventional chemicals with more environmentally friendly alternatives. Lipases, for example, reduce the need for surfactants in detergents, and Alcalase® replaces strong oxidants used in the textile industry.



LETTER FROM THE BOARD OF DIRECTORS:

STRONG GROWTH AND ROBUSTNESS IN TURBULENT TIMES

In 2008 Novozymes met all financial expectations, despite a global financial crisis, high raw material and energy prices, and unfavorable exchange rates. We realized high organic sales growth and achieved good earnings development.

2008 was a year characterized by uncertainty, volatility, and a slowdown in global activity affecting individuals, businesses, and the world economy. Despite these concerning issues, 2008 also saw a strong global commitment to mitigating global climate change. For us, this commitment, and the strong development in our business in 2008, confirmed that opportunities for growth and to make a difference are within our reach – if we stretch.

Inspiring growth

We realized sales growth of 10% in DKK and 13% in local currencies in 2008. Our high growth was partly due to high raw material and energy prices. This represents a net opportunity for us; in other words, the positive impact of high prices on our sales is greater than the negative impact on our cost base. Faced with high prices, our customers respond by focusing on getting more from less. Our technology enables this through efficient raw material utilization and reduced energy consumption. Although raw material prices fell at the end of the year, our technology remains competitive at lower prices, as our solutions have been developed for such situations. High prices help our technology to penetrate faster, but are not a requirement for our solutions to be economically attractive to our customers.

We had good earnings development in 2008, despite high input price levels and unfavorable exchange rate developments. However, just as our customers benefit from our technology, we benefit from it too, through continuous productivity improvements, which can help us offset the unfavorable effects of high energy prices, etc. We are very pleased with an operating margin of 18.5% for 2008 and the confirmation of continued potential for optimization.

Bioinnovation is becoming a pivotal element in resolving current and future environmental and economic challenges, such as scarcity of natural resources. There is no doubt that our business benefits from initiatives to mitigate the negative environmental impact of industrial production. In 2008 we sold enzymes that



enabled our customers to reduce CO_2 emissions by approximately 28 million tons. However, being part of the solution does not free us of our responsibility to minimize our own environmental impact. So it is very satisfying that we managed to keep the development in our own water and energy consumption significantly below our high sales growth.

Supporting sustainable development makes business sense, as we believe this will be the only way to remain economically fit in the long term. We set sustainability targets to ensure progress and preparedness for future demands. It is with great satisfaction and inspiration for the future that we conclude 2008, having met all our financial expectations and fulfilled almost all of our environmental and social targets.

Robust business and cautiousness valued in a downturned market

The Novozymes stock started the year on a rough track. However, as the financial crisis deepened, our stock outperformed the OMX Copenhagen 20 index. Overall, the Novozymes stock came out of 2008 better than most benchmark indexes. Like many others, the stock experienced high volatility, ending the year with a 28% decrease in price over the year.

We pursue a cautious approach to financial gearing, which in times when credit is tight ensures that we still maintain a high level of freedom to pursue long-term objectives and to prioritize business needs over capital structure. Our equity ratio was 45% at the end of 2008, and if required we have access to significant committed credit facilities.

New level of ambition

During 2008 the Board of Directors and Executive Management together reviewed the development of the business to ensure responsiveness to the evolving global environment. To us, the strong financial and nonfinancial performance confirms the robustness of our business. It has also made us believe that we can and should do more on a global level. We have therefore raised our level of ambition through new long-term targets (see p. 28). All this is focused on growing the business while making a difference. Our increased financial targets are supplemented by targets to reduce environmental impact and improve resource utilization to ensure that our technology is part of the solution. The new targets are challenging, but achievable if we keep doing our utmost and invest in growth opportunities.

Although it seems inevitable that the economic slowdown will continue, we remain confident in the long-term opportunities. For 2009 and beyond, we hope that, despite the financial crisis and economic slowdown, focus will remain on resolving global climate issues, and society and businesses will not give in to shortsightedness. Novozymes will be affected by the slowdown but we expect growth also in 2009, although below our new long-term targets.

January 2009

The Board of Directors
Novozymes A/S


1,200
DKK million
1,000
800
600
400
200
0
2004
2005
2006
2007*
2008
Net profit
R&D costs
* Excl. one-off item


30
%
DKK million
12,000
11,000
25
10,000
9,000
20
8,000
7,000
15
6,000
5,000
10
4,000
3,000
5
2,000
1,000
0
0
2004
2005
2006
2007*
2008
ROIC
Total assets
* Excl. one-off item


14
%
12
10
8
6
4
2
0
-2
2004
2005
2006
2007
2008
Sales growth in local currencies
Growth in energy consumption
Growth in water consumption


12
%
9
6
3
0
2004
2005
2006
2007
2008
Effect of closure of sHA production in China in January 2008
Rate of employee turnover

DKK million		2008	2007	2006	2005	2004
Income statement						
Revenue		8,146	7,438	6,802	6,281	5,988
Research and development costs		1,096	995	880	793	780
EBITDA		2,060	1,971	1,809	1,668	1,584
Operating profit		1,504	1,481	1,340	1,206	1,089
Financial items, net		(85)	(96)	(122)	(56)	(33)
Profit before tax		1,419	1,385	1,218	1,150	1,056
Net profit		1,062	1,042	911	861	775
Balance sheet						
Non-current assets		5,641	5,218	4,379	3,970	3,908
Current assets		4,284	3,653	3,586	3,339	3,168
Total assets		9,925	8,871	7,965	7,309	7,076
Common stock		650	650	650	696	726
Shareholders' equity		4,476	3,667	3,393	3,794	3,947
Non-current liabilities		2,563	2,810	2,634	2,073	1,856
Current liabilities		2,886	2,394	1,938	1,442	1,264
Net interest-bearing debt		1,380	1,769	1,455	877	638
Investments and cash flows						
Cash flow from operating activities		1,697	1,714	1,534	1,326	1,287
Cash flow from investing activities, net		(942)	(1,467)	(953)	(335)	(207)
Of which investments in property, plant and equipment, net		(885)	(721)	(463)	(324)	(279)
Free cash flow		755	247	581	991	1,080
Cash flow from financing activities		287	(631)	(851)	(1,136)	(1,029)
Net cash flow		1,042	(384)	(270)	(145)	51
Key figures						
Revenue outside Denmark as a percentage of total revenue	%	98.5	98.2	98.2	96.9	95.8
Research and development costs as a percentage of revenue	%	13.5	13.4	12.9	12.6	13.0
EBITDA margin	%	25.3	26.5	26.6	26.6	26.5
Operating profit margin	%	18.5	19.9	19.7	19.2	18.2
Net profit margin	%	13.0	14.0	13.4	13.7	12.9
Effective tax rate	%	25.2	24.8	25.2	25.1	26.6
Equity ratio	%	45.1	41.3	42.6	51.9	55.8
Return on equity	%	26.1	29.5	25.4	22.2	19.3
ROIC including goodwill	%	19.5	21.7	20.2	19.3	17.4
ROIC excluding goodwill	%	21.2	23.4	21.1	19.8	18.1
WACC	%	7.4	8.1	7.5	5.9	5.8
Environmental and social data						
Growth in water consumption	%	(2.2)	11.7	7.7	0.1	12.6
Growth in energy consumption	%	0.2	13.3	5.8	1.4	11.4
Total waste recycled	%	45.0	43.4	42.1	30.6	14.8
Significant spills	No.	0	0	0	1	1
Rate of employee turnover	%	11.3	9.0	8.0	6.6	5.5
Rate of absence	%	2.2	2.2	2.3	2.5	2.8
Fatalities	No.	0	0	0	0	0
Frequency of accidents with absence per million working hours		4.9	4.8	3.7	4.6	7.1

COMPANY PROFILE

Novozymes is the world leader in bioinnovation. Our business is industrial enzymes, microorganisms, and biopharmaceutical ingredients. We provide business-to-business biological solutions used in the production of numerous products such as biofuel, detergents, feed, and crops.

In 2008, we achieved revenue of DKK 8,146 million, based on more than 700 products sold in 130 countries. Up to 14% of our revenue is spent on research and development, and we currently have more than 6,000 patents in place, which is evidence of what is possible when nature and technology join forces. We have over 5,000 employees globally.

Rethink Tomorrow

We use biotechnology to challenge traditional thinking in order to find sustainable solutions. In other words, we ask the world to "Rethink Tomorrow." Our solutions are based on a unique technology platform that provides a wealth of opportunities for the world's industries. Gene technology, microbial techniques, and fermentation technology are some of the biotechnological tools on which we base our business.

Using this technology platform, we work with customers across a broad range of industries, and through this cooperation we create tomorrow's industrial biosolutions to improve our customers' business and the use of our planet's resources.

Sustainability is an integral part of our business, and we enable our customers to be more sustainable by optimizing the use of raw materials and energy, thereby reducing the environmental impact of their operations. Worldwide application of our bioinnovation has enabled reductions in CO_2 emissions of approximately 28 million tons in 2008 alone.

Doing business based on values

The Novozymes Touch states how we want to do business. We believe that decency and responsibility in business are about being aware of and acting upon important stakeholder relations, as well as being committed to international agreements and universal values:

- We subscribe to the United Nations Global Compact
- We support the United Nations Declaration of Human Rights
- We support the United Nations Convention on Biological Diversity
- We subscribe to the International Chamber of Commerce's charter for sustainable development

Enzyme Business

Our business consists of two segments: Enzyme Business and BioBusiness. Development, production, and distribution of enzymes are a major part of our business, currently accounting for more than 90% of sales. Enzymes are readily biodegradable proteins that are found in all living organisms and catalyze biochemical reactions. Enzyme technologies can typically replace conventional chemicals, improving resource efficiency and generally reducing environmental impact.

Behind bioinnovation

Bioinnovation uses nature's own technology to make better products for forward-looking companies

IT ALL STARTS WITH ONE MICROORGANISM...

Nature's problem solvers
In a handful of soil there can be thousands of different microorganisms. They are hardworking and live by recycling essential products in the environment. They produce and use enzymes and other substances that can be utilized in solving problems in industries and homes all over the world.





... THAT BECOMES TRILLIONS OF MICROORGANISMS



Growing better all the time
Using the oldest known biotechnology – fermentation – we grow microorganisms in large tanks. In 24 hours, one microorganism turns into trillions of microorganisms that all produce the enzymes and other substances we require.





Enzyme Business is divided into four areas, providing industrial enzymes with unique functionalities for detergent, technical, food, and feed industries.

Detergent enzymes

These enzymes are used in household and industrial laundry and dishwashing detergents. For example in the process of washing clothes, certain enzymes break down water-insoluble stains into water-soluble molecules that can be rinsed away by the wash water. Detergent enzymes have historically been our largest product area.

Technical enzymes

Technical enzymes are used, among other things, in the transformation of starch into different kinds of sugars. This functionality is used in the starch and fuel industries. Enzymes for bioethanol are a significant focus area. By 2010 we expect that our enzymes will make it possible to produce second-generation bioethanol from certain agricultural residues in large-scale production. However, technical enzymes are also used for many other applications in, for example, the leather, textile, and forest product industries.

Food and Feed enzymes

Enzymes for the food industry enhance quality and/or efficiency in the manufacture of food products such as bread, wine, juice, beer, noodles, pasta, and alcohol.

Adding enzymes to animal feed increases the nutritional value of the feed. This leads to faster growth of the animals and better utilization of the feed, and improves the environment as less phosphorus is released via manure.

BioBusiness

Enzymes sold by Enzyme Business are produced by microorganisms. Within BioBusiness we use similar fermentation technology to produce proteins other than enzymes that are then, for example, used in the pharmaceutical and cosmetic industries and within agriculture. We also sell microorganisms for various applications in a range of industries. We see a lot of opportunities to use our existing technologies to cultivate BioBusiness across a broader range of applications.

Microorganisms

Microorganisms are a diverse group of microscopic organisms such as fungi, bacteria, and amoeba. They are found everywhere in nature, where they both form and degrade organic materials. Our microorganisms are used, for example, in industrial and municipal wastewater treatment, as well as to clean surfaces such as carpets and drain lines.

Biopharmaceutical ingredients

Biopharmaceutical ingredients are proteins and other biological substances used in the pharmaceutical industry. Our proteins replace proteins from humans and animals that have traditionally been used in the industry, entailing the risk of transferring disease. Our proteins do not entail this risk and offer further advantages such as cost savings. Using our biopharmaceutical ingredients offers customers alternative solutions or helps them with process performance, consistency, and compliance.

... WHICH ARE USED IN DIFFERENT WAYS

... TO CREATE TOMORROW'S SUSTAINABLE WORLD

Enzymes
We sell enzymes produced by microorganisms to many industries around the world.



Other substances
We sell other proteins produced by microorganisms for use in the pharmaceutical and cosmetic industries.





Microorganisms
We sell microorganisms to a range of industries.

SALES AND MARKETS

2008 was characterized by high sales growth. Sales were diversified, both geographically and at industry level, and Novozymes continued to increase its market presence.

Total sales for the year rose by 13% in local currencies (LCY). Activities aquired in 2007 contributed 2 percentage points. Exchange rate developments during the year were volatile, especially for the USD, impacting negatively on sales in DKK. Growth in DKK was 10%, bringing revenue up to DKK 8,146 million.

Enzyme Business

Total 2008 enzyme sales were up by 12% in LCY and 9% in DKK. Organic growth was approximately 11%. Overall the full-year development was very satisfactory, especially given that most industries experienced lower growth in the fourth quarter. Faced with high uncertainty and global economic slowdown, customers showed cautious behavior in the fourth quarter, for example by destocking.

According to Novozymes' own estimates for 2008, the value of the global industrial enzyme market was approximately DKK 16 billion, showing market expansion over the last year. Compared to 2007, the market sizes of food enzymes and of China have been adjusted, increasing total 2008 market value.

In 2008 Novozymes' market share once again increased within enzymes for detergents and fuel ethanol, while there was a slight decline within feed enzymes. Novozymes' overall global market share developed slightly positively in 2008, ending at 47%.

Detergent enzymes

Sales of detergent enzymes rose by 13% in LCY and 12% in DKK in 2008. All geographical regions developed positively, and both new and established products contributed to the strong development. Detergent producers across categories continued to use more enzymes in their formulations for improved washing performance and added functionalities. Substitution of other detergent ingredients with enzymes was also a strong growth driver in 2008.

Technical enzymes

Sales of technical enzymes rose by 15% in LCY and 10% in DKK in 2008. Approximately 1 percentage point can be attributed to the activities acquired in India in 2007. Enzyme sales to the fuel ethanol industry showed strong growth throughout the year, outperforming growth in North American fuel ethanol output. Sales of textile enzymes for abrasion of denim fell during the year as the result of a fashion trend in favor of darker denims and a slowing US denim demand. Total textile sales were down 16% for the year.

Food enzymes

Sales of food enzymes rose by 10% in LCY and 7% in DKK in 2008. Approximately 2 percentage points can be attributed to the acquired activities in India. Sales of brewing, baking,

2008 market share within enzymes for industrial use



Novozymes 47%
Danisco 21%
DSM 6%
Others 26%

2008 sales by industry



Detergent enzymes 31%
Technical enzymes 30%
Food enzymes 22%
Feed enzymes 9%
Microorganisms 5%
Biopharmaceutical ingredients 3%

and beverage alcohol enzymes performed especially well. High raw material prices and limited resources in the food industry drove an accelerated rate of penetration over the year, as the relative cost savings offered by enzyme technology increased.

Feed enzymes

Sales of feed enzymes increased by 10% in LCY and 6% in DKK in 2008. The acquired activities in India contributed approximately 2 percentage points. High inorganic phosphate prices increased the global demand for phytase enzymes. However, prices in the phytase enzyme market remain under pressure, especially in Europe. Sales of enzymes for enhanced utilization of vegetable proteins in animal feed diets also performed very well during the year. Customers' cautious behavior in the fourth quarter notably reduced full-year growth.

BioBusiness

In 2008 BioBusiness sales grew satisfactorily by 21% in LCY and 12% in DKK. Microorganism sales experienced 5% organic growth for the year. The activities acquired within biological agriculture (BioAg) delivered higher growth than expected. Biopharmaceutical ingredients (BPI) experienced a decline of 1% in LCY.

It is not possible to provide a meaningful assessment of the market share for BioBusiness owing to the broad range of products and markets covered by the area.

Microorganisms

Sales of microorganisms rose by 39% in LCY in 2008. Approximately 34 percentage points can be attributed to the BioAg activities acquired late 2007, which performed significantly better than expected at the beginning of the year. Other microorganism sales experienced organic growth of 5% during the year, despite being subject to ongoing product-pruning activities. Growth was mainly related to the plant care and wastewater treatment areas. In DKK, total 2008 microorganism sales rose by 31%.

Biopharmaceutical ingredients

BPI sales were down 1% in LCY and 12% in DKK in 2008. Sales were affected by an anticipated decline in volumes for some existing contracts. Also, 2007 included sales for clients' clinical trials, which were not repeated in 2008.

Prestigious award for enzymatic process

In March the European industry association Euro Fed Lipid awarded Novozymes the prestigious European Lipid Technology Award 2008 in recognition of its enzymatic interesterification process.

Interesterification is one of three main fat modification techniques. The advantage of the enzymatic process over the traditional method is that it does not form trans fatty acids, which are suspected of increasing the risks of cardiovascular disease. Trans fatty acids are typically found in products such as margarine, cookies, and potato chips, and are formed during a production process that aims to achieve the correct melting temperature for the end product, for example so that chocolate cookies melt in the mouth and not in the hand.

Five-year sales development in Enzyme Business


DKK million
8000
7000
6000
5000
4000
3000
2000
1000
0
2004
2005
2006
2007
2008
Feed enzymes
Food enzymes
Technical enzymes
Detergent enzymes

Five-year sales development in BioBusiness


DKK million
700
600
500
400
300
200
100
0
2004
2005
2006
2007
2008
Biopharmaceutical ingredients
Microorganisms

Sales by region

Sales in Europe, the Middle East, and Africa (Europe/MEA) rose by 1% in both LCY and DKK in 2008. Growth was strong in sales of detergent enzymes, and food enzyme sales also developed well. Expected lower sales within BPI reduced overall growth. Sales of feed enzymes were down compared to last year owing to a challenging pricing environment and lower demand in the fourth quarter.

Sales in North America were up by 32% in LCY and 24% in DKK in 2008. Growth was primarily related to enzymes for bioethanol production and detergents, although good growth was seen across most areas. The acquired activities within BioAg affected sales development positively. Fourth-quarter BPI sales made this industry develop positively in LCY for the full year in this region.

Latin America sales rose by 19% in LCY in 2008. Detergent, feed, and food enzymes were the largest growth contributors.

2008 sales by region



Europe/MEA 38%
North America 37%
Latin America 7%
Asia Pacific 18%

Asia Pacific sales increased by 5% in LCY during the year. Detergent and food enzyme sales performed well. However, the depressed textile industry and overall fourth-quarter performance contributed negatively to the development in this region.

Product launches in 2008

During the year Novozymes launched eight new products.

Product name	Product area	Launched	Description
Celluclean®	Detergents	Q1	Celluclean is an enzyme that provides strong whiteness and anti-graying effect, thus enhancing the effect from bleach.
Attenuzyme® Flex	Brewing	Q3	Attenuzyme Flex is an enzyme for shortened process time and better control in the production of light and low-carb beers.
CellPrime™ rTransferrin AF	BPI	Q3	CellPrime rTransferrin AF is a recombinant animal-free cell culture supplement, enhancing the growth and productivity of cells during the manufacture of biopharmaceutical products through improved iron transport.
RONOZYME® ProAct	Animal Feed	Q4	RONOZYME ProAct is an enzyme optimizing protein utilization, improving nutritional value, and enhancing animal performance, leading to cost savings.
Lactose Oxidase	Dairy	Q4	Lactose Oxidase is an enzyme allowing the dairy industry to add value to the whey stream. Whey is a by-product of cheesemaking.
Pectinex® Ultra Mash	Juice	Q4	Pectinex Ultra Mash is an enzyme applied to improve the yields in apple juice production during mashing, offering increased yield and smoother processing in comparison to existing enzyme solutions.
Novozym® 12001	Food & Nutrition	Q4	Novozym 12001 is an enzyme that allows the use of soya protein in a broad range of food applications, making them healthier and improving taste.
FiberCare® D	Forest Products	Q4	FiberCare D is an enzyme for use in the pulp and paper industry. The enzyme improves drainage performance in paper mills producing paper and cardboard from recycled paper and cardboard. Benefits include improved process time.

Novozymes and biofuels

In 2008 Novozymes' sales of enzymes to the bioethanol industry represented approximately 17% of total revenue. Enzymes are required for most production of bioethanol, and they furthermore improve production efficiency and input utilization. Novozymes continues to strive to improve the commercial viability and reduce the carbon footprint of production of first-generation bioethanol as well as development of second-generation bioethanol.

Production and use of biofuel present both opportunities and risks. Novozymes sees biofuels as a major step toward meeting increasing fuel demand with renewable resources. Biofuel currently offers the only immediately available alternative to fossil fuels within transportation. However, biofuel also presents risks that must be mitigated; see "Biofuels and beyond" on p. 34.

What is bioethanol?

The predominant biofuel is bioethanol, which can be produced from sugar, starch, or cellulose.

First-generation bioethanol is produced from, among other things, corn, wheat, sorghum, and cassava. With the exception of sugarcane/beet-based bioethanol, enzymes are necessary for first-generation production. Currently, all commercial production of bioethanol is first generation.

Second-generation bioethanol is produced from cellulosic feedstock such as the cobs, stalks, leaves, and husks of corn plants, as well as wood chips and sawdust. Second-generation bioethanol can also be produced from energy crops such as switchgrass. By 2010 Novozymes will be ready to supply the enzymes needed for large-scale production of second-generation bioethanol. This will be a radical development in the search for renewable energy sources.

Novozymes' business

Novozymes is the market leader in delivering the enzymes needed for first-generation bioethanol production, with a global market share of more than 55%. The US market for bioethanol is by far the largest. Here there is legislation in place (the Renewable Fuel Standard – RFS) to ensure that US fuel consumption becomes more sustainable as well as less dependent on nondomestic oil supply.

Over the last years Novozymes' sales of enzymes to the bioethanol industry have experienced organic growth of 30–45% annually. Novozymes' growth in 2009 is expected to be in line with the RFS. Currently, the RFS mandates 15 billion gallons by 2015 as the maximum level of blending to receive tax credits. This implies that, as the annual basis of measurement increases and the outlined growth rate declines, Novozymes' growth within this industry will level out in the coming years.

Novozymes needs to expand its production capacity to accommodate expected future growth within both first- and second-generation bioethanol. In 2007–2008 the Hongda plant in China was expanded to meet demand, and in June 2008 Blair, Nebraska, USA was selected as the location for a new facility that will produce enzymes for first- and second-generation bioethanol from 2011.

Read also "Biofuels and beyond" on p. 34.





FINANCIAL AND SUSTAINABILITY DISCUSSION

2008 was a very satisfactory year for Novozymes, in which all financial and environmental targets were met. Novozymes realized high organic sales growth and good earnings development, and improved sustainability performance. Expansion of production and R&D facilities increased the investment level.

The following section presents the realized financial, environmental, and social data for the year. An overview of data and key figures can be found in the Accounts section and in Key figures, while an overview of reporting in accordance with the Global Reporting Initiative (GRI) guidelines can be found under Supplementary reporting in the online version of The Novozymes Report 2008.

Financial results

The financial performance in 2008 met all the expectations published at the beginning of the year. This is very satisfactory.

2008 key financial performance

Sales growth	10%
Growth in operating profit*	7%
Growth in operating profit	2%
Operating profit margin	18.5%
Growth in net profit*	8%
Growth in net profit	2%
Free cash flow before acquisitions	DKK 755m
Net investments	DKK 942m
ROIC	19.5%

* Excluding 2007 one-off item of DKK 75m (DKK 56m after tax)

Revenue

Total sales for the year rose by 13% in LCY. Activities aquired contributed 2 percentage points. Exchange rate developments during the year were volatile, especially for the USD, impacting negatively on sales in DKK. Growth in DKK was 10%, bringing revenue up to DKK 8,146 million.

Costs and Other operating income

Total costs excluding net financials and tax were DKK 6,689 million in 2008, an increase of 10% mainly attributable to higher sales. Cost of goods sold rose by 9%, negatively affected by high raw material and energy prices but positively affected by productivity improvements. Overall, Novozymes' input prices in 2008 were slightly higher than last year.

For 2008 the gross margin was 53.5% compared to 53.1% ast year. Exchange rate developments and acquisitions both reduced the gross margin, while productivity improvements impacted positively.

Other operating costs increased by 12% to DKK 2,902 million in 2008, mainly as a result of increased R&D and sales activities.

- Sales and distribution costs rose by 15%, representing 13% of revenue
- R&D costs rose by 10%, representing 13.5% of revenue
- Administrative costs rose by 10%, representing 9% of revenue

Depreciation and amortization charges rose to DKK 556 million in 2008, an increase of 13% compared to 2007, reflecting the higher investment level in 2008 as well as impairment losses relating to BioBusiness.

Operating profit

Operating profit increased by 7% to DKK 1,504 million in 2008, excluding the one-off item in 2007. Including the DKK 75 million one-off item Novozymes received in 2007, operating profit increased by 2%.

The operating profit margin was 18.5% for 2008 compared to 18.9% last year, excluding the one-off item. Including the one-off item, the operating profit margin for 2007 was 19.9%. Currency in particular affected operating margin unfavorably compared to last year.

Net financial items

Net financial costs for 2008 decreased by DKK 11 million to DKK 85 million compared to last year. This decrease includes the effect of a reduction of DKK 63 million in the liability relating to employee stock options.

Net interest expenses increased by DKK 28 million to DKK 106 million compared to 2007 as a result of higher interest rates and lower interest income. Net interest-bearing debt was DKK

1,380 million at December 31, 2008, against DKK 1,769 million at year-end 2007. There was also a DKK 34 million net negative impact from foreign exchange during the year. USD and JPY hedging contracts contributed slightly positively, whereas unhedged currencies, such as the INR and CHF, contributed negatively to the overall foreign exchange position.

More from less

High raw material and energy prices are a challenge for most companies, Novozymes included. But they also create opportunities for the business: When everyone needs to make the most of their scarce raw materials, Novozymes' technology can help. Enzymes can get more out of raw materials and make production processes more efficient, thereby saving energy. Enzymes can replace traditional ingredients such as petrochemicals, which are dependent upon fossil oil.

Novozymes' earnings, like other companies', are negatively affected by high input prices, but the company's technology enables it to minimize this effect in a number of ways, including continuous productivity optimization and raw material substitution.

Novozymes has a flexible production system that is not dependent on the use of a single type of input, for example one type of starch, which is one of the primary raw materials. This enables Novozymes to substitute its input depending on what is most feasible at a given time. Continuous optimization in production also ensures increases in the amount of enzyme produced per unit of raw material or production unit, keeping the costs and/or use of raw materials down.

Profit before tax and net profit for the period

Profit before tax increased by 2% to DKK 1,419 million from DKK 1,385 million in 2007. Net profit increased by 2% to DKK 1,062 million against DKK 1,042 million in 2007. Adjusting for the one-off item in 2007, profit before tax and net profit both increased by 8%.

Cash flow, investments, and acquisitions

Cash flow from operating activities was DKK 1,697 million for 2008 against DKK 1,714 million in 2007. However, adjusting for the one-off item in 2007, cash flow from operating activities was up by 2%. The development in net interest expenses, receivables, and higher inventory affected operating cash flow negatively, whereas increased payables impacted positively.

Net investments excluding acquisitions were DKK 942 million in 2008, compared to DKK 735 million in 2007. The main reasons for the increased investment level were the expansion of enzyme production in China and the expansion of R&D facilities, especially in Denmark and the US, including purchase of a previously rented facility in Denmark at DKK 70 million.

Free cash flow before acquisitions was DKK 755 million against DKK 963 million for 2007. Adjusting for the one-off item, free cash flow before acquisitions was DKK 907 million for 2007. The reduction in free cash flow can mainly be explained by the higher investment level in 2008.

Balance sheet and Statement of shareholders' equity

Shareholders' equity was DKK 4,476 million at December 31, 2008, against DKK 3,667 million at year-end 2007. Shareholders' equity was increased by net profit for the period and reduced by currency translation adjustments in respect of

Operating profit margin


%
20.0
19.5
19.0
18.5
18.0
17.5
17.0
16.5
16.0
15.5
15.0
2000 2001 2002 2003 2004 2005 2006 2007* 2008
* Excl. 2007 one-off item

Five-year cash flow and aquisition overview


DKK million
1,200
1,000
800
600
400
200
0
2004 2005 2006 2007* 2008
Acquisitions
Free cash flow before acquisitions
* Excl. 2007 one-off item



World's largest enzyme production facility

In November 2008 Novozymes inaugurated the latest expansion of its Hongda production facility in Taicang, China, making it the largest enzyme fermentation facility in the world. Among other things, the Chinese expansion will supplement Novozymes' US production of fuel ethanol enzymes until the new plant in the US is completed late 2010. By then the growing demand within China will take up the new capacity.

subsidiaries' net assets and dividend payments of DKK 309 million. Shareholders' equity represented 45% of the balance sheet total against 41% at year-end 2007. Net debt-to-equity was 31% at year-end 2008, compared to 48% at year-end 2007. This reduction is the result of both reduced net debt and increased equity.

For 2008 return on invested capital was 19.5% compared to 21.7% for 2007. This development can be explained by the favorable impact of the 2007 one-off item and the high investment level in 2008.

At December 31, 2008, the holding of treasury stock was 3.0 million B shares, equivalent to 4.7% of the total number of shares outstanding.

Sustainability performance

Novozymes' performance within sustainability improved overall in 2008. The quantifiable targets for managing resource consumption, optimizing waste recycling, and minimizing environmental impact were all met. Novozymes' strategy for energy consumption and reduction of CO_2 emissions has been reviewed in conjunction with the targets. Three of the five targets on occupational health and safety were not met.

Consumption of water and energy

While growing its business, Novozymes strives for the increase in resource consumption to be less than sales growth in relative terms. Consumption of water and energy are key indicators, and the target in 2008 for both resources was that consumption should not increase by more than 1% less than sales growth. Sales grew 13% in local currencies, whereas water and energy consumption decreased by 2.2% and increased by 0.2% respectively, achieving the targets set.

Tons of CO_2 emissions avoided

Product lifecycle assessments (LCAs) of Novozymes' products conducted over the past five years show there are major environmental advantages in using enzymes in industrial production.

CO_2 emissions of around 28 million tons were avoided due to the application of enzymes sold by Novozymes in 2008. In other words: Greenhouse gas emissions in enzyme production are compensated for by the much larger reduction in greenhouse gases achieved by customers using the enzymes.

A study was conducted at screening level, which means that the results of the study only indicate scales. The study takes into account all significant greenhouse gases (CO_2, CH_4, N_2O, and CO) and all significant processes in the product chain from raw material extraction through production and use, and covers around 80% of Novozymes' sales in 2007. This study is the base for the 2008 estimate.

Reductions in CO_2 emissions are driven by a broad range of Novozymes' products, some of the most important being: detergent enzymes because they help reduce laundry wash temperature; fuel ethanol enzymes because they help save fossil fuels; feed enzymes because they help save animal feed; and starch, textile, and brewing enzymes because they help save energy and raw materials in industrial production. The only exception in the LCAs was in production of a sugar called fructose, which contributed negatively to the overall result.

Greenhouse gas emissions and energy efficiency

It is important for Novozymes to be able to position enzyme technology as part of the solution in a climate change context. Accordingly, one target for 2008 was to estimate the total effects on climate change of all Novozymes' products sold in 2007. Results show that approximately 25 million tons of CO_2 emissions were avoided in 2007 (see box above).

In 2008 new lifecycle assessment (LCA) procedures were introduced to streamline project portfolio management. This will ensure that potential CO_2 reductions are part of the decision-making process when developing new products.

Novozymes' energy and climate strategy was revised in 2008 and now has a broader scope. Looking at "the big picture" it spans the whole product lifecycle. This reflects the fact that the greatest potential for efficiency gains and reductions in greenhouse gas emissions using Novozymes' technology lies outside Novozymes' own production.

Recycling of waste

In 2008 Novozymes achieved 45% recycling of waste at its factories, thus achieving the target of maintaining a high recycling percentage (more than 40%).

Emissions of ozone-depleting substances

Emissions of HCFCs were 1,725 kg in 2008, and the target of keeping emissions below 2,000 kg was met.

Compliance and complaints

In 2008, 19 breaches of regulatory limits were registered (see also "Update on environmental cases" below). These breaches were mainly wastewater related (15 out of 19), while three were caused by odor and one by noise.

Novozymes received 38 complaints from neighbors in 2008. Neighbors living close to factories can be troubled in some locations, mainly by odors and noise. By way of comparison, in 2007 there were 31 complaints. Novozymes does what it can to avoid noncompliance and complaints.

Novozymes has a target of avoiding significant spills (including the release of chemicals and oil into water, air, or soil). There were no significant spills in 2008.

Update on environmental cases

In 2003, high nitrate levels were found in the groundwater around Novozymes' site in Franklinton, North Carolina, USA (see The Novozymes Report 2003). Novozymes submitted a comprehensive report to the authorities in 2006. Additional measurements were taken in 2007 and 2008 and submitted to the authorities in early 2008. Novozymes expects to receive further guidance from the authorities in 2009.

In 2005, there was a discharge of products and raw materials at Novozymes Biologicals Inc. in Salem, Virginia, USA. This resulted in contamination of a nearby creek. Novozymes Biologicals Inc. was subsequently investigated by the U.S. Department of Justice and has been working with the authorities to ensure satisfactory closure of this issue. On December 18,

2008, the case was settled between Novozymes and the Department of Justice. The main terms of the settlement are that Novozymes has agreed to plead guilty, pay a fine of USD 275,000, and make a payment of USD 250,000 for an environmental service project in the Roanoke area.

Employee turnover

Competition for employees in 2008 has been intense, and companies generally experienced high employee turnover. Novozymes' target for 2008 was a turnover rate of less than 12% (equivalent to 9%, excluding the effect of the closure of *Streptococcus*-based hyaluronic acid (sHA) production in China in January 2008). The 2008 target was achieved, the actual figure being 11.3%.

Absence

The target for 2008 was an absence rate of no more than 3%. With absence of 2.2%, this target was achieved. Each percentage point is equivalent to around 50 employees not working for a whole year, so keeping absence as low as possible is a priority.

Occupational health and safety

The frequency of occupational accidents in 2008 was 4.9 per million working hours. As the target was to keep the frequency below 4.5, the target was not met. Compared to 2007 the frequency rose by 0.1 percentage point from 4.8. The target of avoiding life-threatening or serious occupational accidents was met in 2008. A third target was to completely avoid fatal occupational accidents, and this was also achieved.

Gender distribution


Senior management
19.4
80.6
08
Management
30.2
69.8
08
Total
35.6
64.7
08
Women
Men

Employee satisfaction

In 2008 Novozymes again conducted the employee survey "People's Opinion," which runs annually. All employees were asked to answer 66 questions on subjects such as job satisfaction, development opportunities, workload, management, teamwork, and remuneration. The survey showed that employees were generally satisfied and rated Novozymes' reputation and top management relatively highly.

In the 2008 survey, the average score for "Satisfaction & Motivation" was index 70, while the result for "Opportunities for professional and personal development" was index 68. In both cases, the results are significantly above relevant benchmarks. However, as the targets for 2008 were index 71 and index 69 respectively, these ambitious targets were not met.

Cooperation with suppliers

Developing a step-by-step procedure for how and when to further engage with suppliers on sustainability issues has been ongoing for a couple of years. Novozymes has developed a new method for responsible purchasing that considers the risks and opportunities in its supply chain. The target for 2008 was to carry out a pilot test of this new model in all regions with the aim of implementing it in 2009, and the pilot testing has been completed.

Incentive programs

Novozymes achieved all the financial targets defined for the employee stock option program in 2008, and most of the nonfinancial targets were met. Management has therefore approved a pro rata allocation of 99% of the year's stock options to employees and 97% to managers.





Incentive program for Executive Management

Where Executive Management's incentive program is concerned, most of the nonfinancial targets were met, and the targets for economic profit in 2008 were achieved 100%, triggering a pro rata allocation of 97%. The general guidelines for Executive Management's incentive program can be found at www.novozymes.com. The guidelines were approved at the Annual Shareholders' Meeting in March 2008. Further details can be found in Note 24.

Corporate responsibility reporting

On December 16, 2008, the Danish parliament passed a law making it mandatory for large companies in Denmark to report on corporate responsibility from 2009. Novozymes has reported on corporate responsibility for many years, and the company's reporting already fulfills the requirements of the new law.

Events occurring after the end of the year

No significant events have occurred after December 31, 2008.

Global Diversity Management Program

Being very much aware that competent employees matter, Novozymes implemented a global diversity management program from 2005 to 2008. The aim was to raise awareness among managers about the benefits of diversity and build an understanding of the leadership skills and behaviors that foster respect and inclusion. The project was introduced by a training program focusing on diversity and equal opportunities before, during, and after hiring, and followed up by means of various tools as well as courses. The diversity management program is now reflected in the relevant Novozymes positions, standards, and policies.

THE NOVOZYMES STOCK

In 2008 Novozymes' stock price performed better than most benchmark indexes. The stock price was, however, subject to high volatility throughout the year.

Novozymes' stock price developed below market average at the beginning of the year. However, delivering strong results during a deepening global financial crisis improved Novozymes' stock performance compared to market average in the later part of the year.

Novozymes' overall financial ambition is to provide its shareholders with competitive returns. Shareholder value is created by stock price appreciation, dividend payments, and stock buy-backs.

The Novozymes stock is listed on NASDAQ OMX Copenhagen A/S and included in the OMX Copenhagen 20 index (OMXC20). The stock is listed under ticker code NZYM B and ISIN DK0010272129.

The Novozymes stock in 2008

The common stock of DKK 650 million, or 65 million shares, was unchanged from the level at the end of 2007.

Novozymes' stock (DKK)	2008	2007
Price, year-end	418	582
Total market value, year-end (billion)*	22.7	31.6
Earnings per share, diluted	16.86	16.47
Dividend per share	5.25**	5.00

* Excluding A stock

** Proposed

The average daily trading volume of Novozymes' stock was 283,218 shares, or DKK 124 million, making it the sixth most actively traded stock on NASDAQ OMX Copenhagen A/S. At year-end 2008, the total market value of Novozymes was DKK 22.7 billion.

Novozymes' stock price fell 28% during the year. In comparison, the return on the OMXC20 was -46%, Dow Jones Chemicals Europe Index -38%, and NASDAQ Biotechnology Index -14%.

Over the last five years, Novozymes' stock has generated an average annual return to shareholders, including dividends, of more than 21%. This can be compared to the five-year average return of 0% for the OMXC20, -3% for MSCI PAN Europe, -3% for Dow Jones World Sustainability Index, +8% for Dow Jones Chemicals Europe Index, and 0% for NASDAQ Biotechnology Index.

2008 indexed stock price development


Index
120
110
100
90
80
70
60
50
40
February
April
June
August
October
December

Novozymes B
OMXC20
NASDAQ BIOTECH
Dow Jones Chemicals Europe
Dow Jones Sustainability World Index
MSCI PAN EUROPE

Five-year indexed stock price development


Index
275
250
225
200
175
150
125
100
75
2004
2005
2006
2007
2008

Novozymes B
OMXC20
NASDAQ BIOTECH
Dow Jones Chemicals Europe
Dow Jones Sustainability World Index
MSCI PAN EUROPE

Dividend

Novozymes' dividend policy is a payout ratio to shareholders of around 30% of net profit. The Board of Directors proposes that the Annual Shareholders' Meeting approves a dividend of DKK 5.25 per share for the 2008 financial year. This will result in an expected total dividend payment of approximately DKK 325 million.

Distribution (DKK)	2008	2007	2006	2005	2004
Dividend (million)	325*	309	278	255	231
Stock buy-back (million)	0	500	1,107	1,053	847
Total (million)	**325***	**809**	**1,385**	**1,308**	**1,078**
Net profit (million)	1,062	1,042	911	861	775
Payout ratio	30.6%*	29.7%	30.5%	29.7%	30.1%
Number of shares outstanding, year-end (million)	62.0	61.8	61.8	63.9	66.6
Dividend per share	5.25*	5.0	4.5	4.0	3.5

* Proposed

There are currently no plans for stock buy-backs. Novozymes' decision to buy back stock is in general based on an assessment of the need for capital structure optimization, and whether excess capital can be invested in profitable growth opportunities. Stock buy-back may also be carried out to cover employee stock option obligations.

Dividend dates

Resolution adopted at the Annual Shareholders' Meeting	March 4, 2009
Last day of trading with right to dividend for 2008	March 4, 2009
First day of trading without right to dividend for 2008	March 5, 2009
Disbursement of dividend	March 10, 2009

Shareholders

Novozymes' stock consists of two types: A and B shares, both with a nominal value of DKK 10 per share. All A common stock is held by Novo A/S, and an A share carries 10 times as many votes as a B share.

	A stock	B stock	Total
Common stock (DKK)	107,487,200	542,512,800	650,000,000
Number of shares	10,748,720	54,251,280	65,000,000
Number of votes	1,074,872,000	542,512,800	1,617,384,800
Voting rights (%)	66.5	33.5	100

Novo A/S holds 25.5% of the total outstanding common stock and, through its holding of the A common stock and a proportion (5,826,280 shares) of the B common stock, controls 70.1% of the votes, which is why Novozymes is included in the consolidated financial statements of the Novo Nordisk Foundation. Novo A/S is fully owned by the Novo Nordisk Foundation. Novo A/S is domiciled in Gladsaxe, Denmark.

At the end of 2008 Novozymes had roughly 53,000 shareholders, of which around 98% are private investors, mainly in Denmark. Thirty institutional shareholders own approximately 52% of the B stock (this includes Novozymes A/S' holding of treasury stock and Novo A/S' holding). Investors outside Denmark hold approximately 44%.

Novozymes holds 5.6% of the B stock, equivalent to 4.7% of the total number of shares outstanding.

According to the Danish Companies Act, shareholders must notify the company if they hold at least 5% of the company's common stock. No shareholders, except Novo A/S, currently hold more than 5% of common stock.

Shareholder distribution of B common stock


Denmark 39%
North America 23%
UK 18%
Novo A/S 11%
Novozymes' treasury stock 6%
Rest of Europe 2%
Asia Pacific 1%

Financial calendar

Event	Date
Group financial statement for 2008	January 22, 2009
Annual Shareholders' Meeting	March 4, 2009
Group financial statement for the first quarter of 2009	April 29, 2009
Group financial statement for the first half of 2009	August 13, 2009
Group financial statement for the first nine months of 2009	October 28, 2009
Group financial statement for 2009	January 28, 2010

Sustainability ratings

Providing information on sustainability performance to analysts, rating agencies, and asset managers on request is an important element of Novozymes' interaction with its shareholders. Novozymes continuously seeks to improve its sustainability reporting and processes, and values this interaction highly. Among other things, in 2008 Novozymes was:

- Reconfirmed as a member of Dow Jones Sustainability Index
- Included in the list of the "World's Most Ethical Companies" by the Ethisphere Institute
- Rated no. 12 in the Carbon Disclosure Project, Nordic Report
- Reconfirmed as a member company of the FTSE4Good Index
- Added to the KLD Global Climate 100 Index (GC100)



Equity analysts

The following companies have analysts covering the Novozymes stock:

ABG Sundal Collier
Alm. Brand Markets
Carnegie
Cheuvreux
Danske Markets Equities
Goldman Sachs
Gudme Raaschou Bank
Handelsbanken Capital Markets
J.P. Morgan Securities
Jyske Bank
Nordea Markets
Proactive Independent Ideas, PI-Ideas
SEB Enskilda Equities
Standard & Poor's Investment Services Equity Research
Sydbank
UBS
Vontobel

Further information

Novozymes is registered with the Danish Commerce and Companies Agency under 10 00 71 27.

Shareholder magazine

The Zymes is distributed twice a year to all shareholders registered by name. The magazine is published in connection with the Annual Shareholders' Meeting and publication of the Group financial statement for the first half of the year.

Dialog and contact

Visit Investor at www.novozymes.com for investor relations guidelines, presentations, Group financial statements, and other information for both private and institutional shareholders.

If you have questions for Investor Relations, please contact:

Camilla Kinch Jensen
Senior Director Investor Relations
Tel.: +45 4446 0852
Fax: +45 4446 9999
E-mail: ckj@novozymes.com

Tobias Cornelius Bjorklund
Investor Relations Manager
Tel.: +1 919 494 3483
Fax: +1 919 494 3473
E-mail: tobb@novozymes.com




AOU·0441


OUTLOOK

We have looked to the future and raised our level of ambition. We strive to be an innovative and insightful partner within different industries. In the bioethanol industry we are one of many links in the extensive value chain from the cornfields to the service station.



LETTER FROM THE CEO:

CHANGING THE WORLD TOGETHER WITH OUR CUSTOMERS

Our vision is to secure the right balance between better business, cleaner environment, and better lives. Never has that vision been more relevant to the world than now, and for us that opens a window of opportunity. By being innovative and providing our customers with valuable solutions based on industrial insight, we can help them change the world – while growing our company.

In 2008 it became even clearer that the human race is exploiting the planet to the limit of its carrying capacity. Throughout the year there were various burning issues on the global agenda, such as climate change, scarce resources, limited supply, price increases, and volatility. This gave food for thought and inspiration to look for sustainable solutions.

Insight and solutions

We have been developing technologies, products, and processes to deal with sustainability issues for decades. Basically, our business is about enabling our customers to produce more and better products from less input and with less waste. We are thus well positioned and committed to playing a key role in addressing global challenges. Our aspiration is to ensure that our existing and future technologies, products, and solutions will make a significant contribution to the world of tomorrow.

In line with this, we have invested to reach the goal of developing enzymes and processes that will enable the production of ethanol from agricultural waste, so-called second-generation bioethanol. This technology could potentially replace more than 25% of the US and European consumption of gasoline. We have made great progress since we started many years ago, and will be ready to deliver enzymes on a commercial scale as early as 2010. However, we do not stop there. Our business addresses many different industries, and



we are committed to delivering sustainable solutions to all of them. The key to success is to enable our customers to address these new challenges in such a way that they will emerge as leaders in their industries. Going forward we must strengthen and build on our insight into our customers' businesses, the industries in which they operate, and the global contexts that will influence their businesses.

Our invitation to our customers is to "Rethink Tomorrow" with us, and our contribution to this partnership will be advanced, industrial-scale bioinnovation and insight into the global context into which the solutions must fit.

New ambitious targets

Our unique position in view of the global agenda has prompted us to raise our level of ambition, including our financial targets. Novozymes is a sound business and must remain so, in balance with pursuing cleaner environment and better lives. Otherwise, we will not be able to make an impact.

This means that our long-term target for organic sales growth is now growth of more than 10% per year. Similarly, we have raised the bar for operating profit margin and return on invested capital to more than 20% and 22% respectively. We have also committed ourselves to reducing our own CO_2 emissions, to being recognized as a global leader within sustainability, and to being a preferred employer globally.

Despite the economic slowdown, which will also impact Novozymes, we remain confident. The world needs sustainable solutions. We have the technologies, the insight, and the partnerships to enable us to address some of these needs in a significant way, and in that process we expect Novozymes to reach a new level.



Steen Riisgaard
President and CEO

AMBITIONS AND LONG-TERM TARGETS

We want to change the world together with our customers. This is our ambition, and in that process we expect Novozymes to grow substantially. We are committed to improving the future business of our customers and to making the world a better place, while improving our business performance.

In 2008 we reviewed our performance and capabilities. In the light of global trends, we found that Novozymes is uniquely positioned for the future, and we summarized our ambitions as "Changing the world together with our customers." To accomplish this we will:

- Deliver radical innovation
- Drive the world toward sustainability
- Make it great to be employed in Novozymes

Looking to the future, we see opportunities to expand the use of our technology into new applications and new industries. We also see opportunities to strengthen our growth outside enzymes in microorganisms and biopharmaceutical ingredients. We believe that our biotechnology is on the verge of setting the standard for future sustainable solutions.

We expect sustainability to be a very significant lever in support of our overall efforts to grow the business. Bioinnovation clearly has the potential to be part of the solution to some of the most pressing global challenges. The focus is on environmental and economic challenges, such as reduction of CO_2 emissions and overcoming resource scarcity, which are increasingly expected to be factors impacting our customers' choice of technology. In particular, we are addressing mitigation of climate change and sustainable utilization of biomass.

Stakeholder engagement is also in focus as important in fulfilling the ambition. We strive to make Novozymes a globally trusted voice on bioinnovation and its benefits for society.

Furthermore, we want to develop great leaders, develop our relationship-based culture, and work even smarter to remain and further improve our status as a company people prefer working for.

New long-term targets

The global trends we are seeing and the growth we have experienced in recent years have led us to set ambitious new long-term targets, which will set out the path for moving our business to the next level. The previous targets were defined when we became a publicly traded company eight years ago. Those targets reflected a need to prove the robustness and profitability of our business. We believe this has been proved.



New long-term targets

- Organic sales growth of more than 10% p.a.
- Operating profit margin of more than 20%
- Return on invested capital of more than 22%
- Enable a 75 million ton reduction in CO_2 emissions by 2015 through the application of our products
- Reduce our CO_2 emissions to 2007 level by 2012
- Be recognized as a global leader within sustainability
- Be a preferred employer globally



Our new long-term targets define what we believe we should strive for going forward, not only financially, but also in regard to doing business while supporting sustainable development.

Sales growth

Our long-term target does not include sales of enzymes for conversion of biomass (i.e., second-generation bioethanol). At present, it is too early to estimate a reliable growth path for this enzyme application beyond a marginal scale. However, if we are successful within this area, then our long-term growth target will be increased.

Our long-term target of annual sales growth of more than 10% assumes organic growth across the business, with different industries expected to take the lead in different years. Growth in the enzyme business will remain the main contributor to organic sales growth, but once the foundation has been established for BioBusiness, this area is also expected to contribute significantly to overall growth.

Our aim is to build BioBusiness into a DKK multibillion business in 5–10 years. This is a challenging ambition, requiring focus, dedication, and investments, but we believe in this and are confident that we are making progress toward that goal.

Although we are targeting organic growth, we continue to pursue acquisitions within areas where there is a technology and competency fit.

Earnings development

Going forward productivity improvements are expected to continue at the same high level as seen historically. This is pivotal in allowing us to increase the long-term operating profit margin to more than 20%. The operational leverage experienced in the enzyme business is mainly the result of productivity improvements and forms an integral part of our business model. Our application of gene technology and efficient use of fermentation equipment make it possible to produce even more, without needing to expand production capacity.

The ambition is for BioBusiness to close in on the profit margin for Enzyme Business. However, given that BioBusiness is an area under development, the profit margin will continue to be unfavorably affected by R&D and business development costs, as well as a relatively high investment level, as these have to be incurred to enable future sales.

The carbon footprint

In 2008 we applied a screening method to estimate the total reduction in CO_2 facilitated by the application of our enzymes. The method is based on conventional product lifecycle assessment (LCA, in accordance with ISO 14040). The outcome of the calculations is our carbon footprint, in other words the sum of emissions from suppliers of energy and raw materials, emissions from enzyme production, and the emission reductions achieved from the use of enzymes by our customers. The project has undergone third-party review by PriceWaterhouse-Coopers' LCA experts.

For 2007 our carbon footprint has been estimated at 25 million tons of CO_2. This means that using enzyme technology instead of conventional technologies has led to considerable reductions in emissions. Extrapolation indicates that corresponding emission reductions in 2008 were around 28 million tons of CO_2.

The estimation of the 2007 carbon footprint is the starting point for the 2008 estimate and our 2009 target.

Sustainable solutions

[illegible] greenhouse gas emissions. The figures [illegible] obtained from production of one ton [illegible] industries.


DAIRY: 280 kg
VEGETABLE OIL: 44 kg
TEXTILE: 400–1,000 kg
LEATHER: 100 kg
FEED: 5–80 kg
DETERGENT: 50–150 kg

Our customers' choice makes a difference

Going forward we will strengthen our insight into our customers' businesses, their industries, and the world at large. With this insight we can create meaningful and forward-looking solutions, and live up to our promise to anticipate future requirements and "Rethink Tomorrow."

Alongside our growth target, the positioning of enzyme technology as a solution for reducing our customers' and end users' CO_2 emissions is another ambition closely connected to our sales growth. Through optimizing our R&D pipeline by using product lifecycle assessments (LCAs), we will actively increase the reductions in CO_2 emissions achieved by our customers and end users when they apply our products or our customers' products.

This should help pave the way for positioning our technology as part of the solution and for making a difference globally. In other words, the target of reductions of 75 million tons of CO_2 emissions by 2015 cannot be achieved by sales growth alone – the carbon footprint of our products needs to be improved as well.

Investments, ROIC, and cash flow

Novozymes has historically grown sales by around 8% annually, without having had to invest much more than maintenance requirements (~6% of revenue). In order to grow above this level for a sustained period of time, additional production capacity is needed. Thus, organic growth of more than 10% p.a. implies an increased need for investments in the coming years. Total investments in 2009–2010 are expected to be DKK 2.5–2.8 billion. The investments to be made are slightly different from previously as the potential sales growth is conditional on available capacity, for example in second-generation bioethanol and BPI. If Novozymes does not invest upfront, a market may not develop and sales growth may not be enabled. Beyond 2010, it is currently expected that investments will decline to a level of around 8% of revenue.

It is expected that the operating cash flow generated can cover annual investment needs.

We believe that the investments will support our long-term ROIC target of more than 22%.

Sustainable utilization of resources

Increasing internal resource efficiency can contribute to the targeted positive development in the operating margin. Energy efficiency and water efficiency are two aspects of this. With regard to energy efficiency, the associated reduction in greenhouse gas emissions is increasingly important.

While targeting high growth in the coming years, we want to reduce CO_2 emissions from energy consumption in absolute terms. Our long-term target is to reduce our overall CO_2 emissions from energy consumption to our 2007 level. Over the last decade, energy efficiency in our production has been considerably improved, so going even further has become increasingly difficult.

One significant supplement to the improvements in energy efficiency is green energy supply. In Denmark, our use of electricity is being converted to be based solely on renewable energy sources by 2012 (see box).

Balancing stakeholder engagement

Partnering and stakeholder engagement in a broader sense are becoming increasingly important to our way of doing business. Mutual benefits from combining complementary competencies and the need to improve mutual understanding by means of active dialog are often significant.

Decoupling resource consumption from economic growth


Business as usual
Bioinnovation
Economic growth
Consumption of natural resources
TIME

Green energy commitment

In 2008 we entered into a partnership with DONG Energy to reduce our use of conventional energy based on fossil fuels and to increase the demand for green energy in Denmark. We will increase energy efficiency and use the projected savings to buy renewable energy that will be supplied from a forthcoming offshore wind turbine park.

The agreement outlines how Novozymes in Denmark will be 100% CO_2 neutral for electricity by 2012. This represents a considerable contribution to our overall target of reducing our CO_2 emissions to 2007 level by 2012 while growing our business.

Generally, the response from stakeholders is immensely important to our ability to develop an appropriate approach to sustainability. Independent ratings, benchmarks, and awards based on well-defined criteria are valuable responses to what we do. Obtaining independent feedback of this nature is important, and it is a goal for us to consistently be one of the very best among our peers in this respect. Accordingly, such ratings have triggered focus on specific areas where we need to improve performance. We have set out to improve from what others may consider an already good position but, to us, continuous improvement, high standards, and a leading position will enable us to achieve wider impact. Our first target is obtaining a Gold Class rating from SAM (Sustainable Asset Management) by 2010, based on the Dow Jones Sustainability Index data.

We have initiated the development and continuous application of a more systematic and active approach to engagement. We want to increase transparency and further enhance stakeholder dialog as an integrated element in the way we do business. This will influence internal routines, written standards, and procedures. We will review approaches to corporate citizenship and philanthropy, and we will implement new supplier performance evaluations covering 80% of purchase spending.

Attracting and retaining employees

Keeping up with high growth in terms of organizational structures presents a leadership challenge with regard to recruitment and retention of people. We have set a long-term goal of being a preferred employer globally. Although we are doing quite well, we will have to work harder to achieve this, as simply maintaining our current status is not enough. We will focus on simplifying processes, nurturing a networking culture, and ensuring a strong global positioning of our brand, in order to maintain and further improve our status as a preferred employer.

In recent years, companies in general have experienced increasingly higher employee turnover, and competition for skilled employees has been intense. Considering our ambition with regard to growth, being a preferred employer is important. We want to be among the most attractive employers, to have motivated and engaged employees, and to have strong succession management. We will measure and improve employee satisfaction and motivation. In the first instance our target on a scale of 0–100 is to improve the score for "satisfaction and motivation" to at least index 75 in our internal employee survey in 2010 (see "Employee satisfaction" on p. 18). For comparison, our external benchmark is currently 66.



Business development and research

Research is our key to continuous business development. Accordingly, we are willing to spend 14% of revenue on research and development. During 2008 we expanded our research staff by around 100 people. We now have a total of 1,130 employees working in Research & Development, more than 40% of these outside Denmark.

Our research projects are either carried out in partnerships or by us alone. In both cases all products in our R&D pipeline are continuously evaluated against market needs, requirements, and technical benchmarks, to ensure success. We have also introduced lifecycle assessments to make sure that the environmental impact is considered.

The sheer multitude, range, quality, and flow of projects in the R&D pipeline provide us with a comfortable basis for sustaining current business and ensuring continued growth. We believe a mix of large- and small-scale projects is optimal. The latter provide a high probability of a continued business basis, while larger potential projects often take the business to a new level and offer new opportunities.

Enzyme Business

Development work is ongoing within all areas, and within both new industries and new enzymes, for example for the starch, forest product, leather, brewing, detergent industries, and so on. There are currently more than 75 projects in the pipeline, with expected market release spanning the next 10 years. Our pipeline status has been stable for years.

Listed below are some of the development activities:

- New enzymes and concepts to replace other detergent ingredients with enzymes
- New technologies and improved processes for first-generation biofuel
- Enzymes for the production of second-generation bioethanol based on corn stover, corn cobs, and bagasse
- Enzymes for sustainable use of agricultural input in food production
- New enzymes that facilitate better use of phosphorus in feed, providing cost savings while reducing environmental impact

BioBusiness

BioBusiness is an area in development and needs time to grow to a significant size. The pipeline status is good, although by nature the flow is uneven compared to a mature business, and it will remain so for years to come. The R&D resources are allocated within both existing and new areas. Listed below are some of the development activities:

- Recombinant serum albumin for up/downstream pharmaceutical manufacturing and biomedical applications
- Cost-competitive, high-quality hyaluronic acid (HA) products for medical devices and pharmaceuticals
- Microorganisms for agriculture, providing biological alternatives to conventional agriculture
- Antimicrobial peptides
- Development of production methods for glucose-based chemicals

Biofuels and beyond

According to various external sources, the global economy is expected to grow fourfold between now and 2050, with growth possibly even approaching tenfold in countries such as China and India. Unprecedented pressure on natural resources and the environment is inevitable if demand for fossil fuels is not reduced.

We offer a very efficient technology platform for sustainable production of bioethanol, getting more out of fewer resources and enabling optimal use of biomass around the world.

Breaking the CO_2 emissions curve

First-generation bioethanol is associated with challenges related to use of food sources and the risk of increased use of fertilizers and deforestation if produced and applied inappropriately. We are aware of these challenges and as a result are actively participating in, for example, the Roundtable on Sustainable Biofuel in order to establish a regulatory framework to prevent such unintended effects.

First-generation bioethanol is able to reduce greenhouse gas emissions by 30–70% compared to fossil fuels, mainly depending on the energy efficiency of the bioethanol plants. It is expected that second-generation bioethanol will reduce greenhouse gas emissions by 90% compared to fossil fuels.

Bioethanol based on residues

Second-generation bioethanol is based on two broad categories of cellulose-rich feedstocks: (1) waste and agricultural residues (e.g., corn stover, bagasse, wood chips) and (2) dedicated energy crops (e.g., switchgrass). The process is more challenging, but the result is the same as for first-generation bioethanol: Enzymes convert the raw material into sugars, which can then be fermented into, among other things, bioethanol.

Today we are already supplying enzymes for second-generation bioethanol production to labs and pilot plants in the US, China, Europe, and Brazil. However, to make this a commercial business, the overall cost of the entire production process needs to be lower, including for enzymes. It is crucial that the key processes, namely pretreatment, hydrolysis, enzymes, and fermentation, become truly integrated. If not, yields and cost will not be optimized.

We will be ready with efficient enzymes for production of second-generation bioethanol on an industrial scale in 2010.

Beyond biofuel

In the future there may be biorefineries that will be capable of producing compounds other than ethanol, for example solid energy products from cellulosic feedstock. The sugars

Bioethanol production processes



FIRST GENERATION
SECOND GENERATION
Starch, for example from corn
Enzyme process
Cellulose-rich biomass
Pre-treatment process
Cellulose
Enzyme process
Ferment-able sugars
Fermenta-tion process
Bioethanol, acrylic acid,

produced from cellulose can also be used for production of chemicals, an area in which we are already active. To realize a future vision of biorefineries, the challenge of converting cellulose into fermentable sugars, using a biological process to convert the sugars into other compounds, must be overcome.

Making sustainable business

We believe that enzyme technology holds the key to making production of second-generation bioethanol commercially viable. Over the past eight years we have managed to reduce the enzyme production cost for second-generation bioethanol severalfold. Alongside improvements in the remaining process steps, we now believe that from 2010 it will be possible to produce second-generation bioethanol at a cost that makes it attractive to develop an industry. This will still be some way off current first-generation costs, but is a key step toward commercial viability.

We currently have more than 150 scientists working on conversion of biomass for second-generation bioethanol. It is the single largest research project ever for our company. We are investing heavily in this, not only because conversion of biomass may be one of tomorrow's solutions, but also because it is an attractive business opportunity.

If this opportunity unfolds and we are successful [illegible] change our business.

Government support necessary

Governments worldwide have already [illegible] benefits sustainable biofuels provide [illegible] security, greenhouse gas reductions [illegible] transportation and job creation, and have [illegible] ment and implementation.

Strong governmental support is [illegible] of biomass [illegible] foreseeable future. Technologies [illegible] accelerated pace and [illegible] market incentives, as [illegible] ensure progress. And only governments [illegible] sure that processes using conversion of biomass [illegible] in terms of global CO_2 [illegible] future.

Read also about [illegible]



EXPECTATIONS FOR 2009

For the coming year Novozymes expects organic sales growth of 8–13% in DKK, 3–8% in LCY, and growth in net profit of 5–10%. A slowdown in the global economy is reducing growth levels, while exchange rate levels increase performance in DKK. Investment levels are high in preparation for higher future sales growth, bringing cash flow for 2009 down.

Our 2009 expectations are not on a level with our 2008 performance; this is primarily due to the economic slowdown. Our new long-term financial targets represent levels that we need to reach over the coming years, so it is not surprising that 2009 outlook falls below these ambitious levels. We have set ambitious sustainability targets for 2009, and in the years to come we expect to see such targets increasingly becoming business drivers.

The 2009 outlook supports our ambition of reaching "10 in 10," in other words revenue of DKK 10 billion in 2010.

Alongside associated sustainability goals within stakeholder engagement, climate change, resource efficiency, and employer performance, these expectations constitute the targets for the stock option programs for Executive Management and other employees in 2009.

Assumptions

The 2009 outlook is based on exchange rates for the company's key currencies remaining at the spot rates on January 21, 2009. Novozymes' key currencies are the EUR, USD, JPY, and CNY.

A movement of 5% in the USD would result in a change in operating profit of around DKK 45–65 million (see "Currency exposure" on p. 46).

Sustainable utilization of resources

Novozymes will continue focusing on reductions in both energy and water consumption. The target in 2009 is to limit the growth in consumption to be at least 2 percentage points lower than realized sales growth. Novozymes considers this target to be ambitious, and further efficiency gains will require comparatively far greater effort to realize.

EXPECTATIONS for 2009

- Sales growth of 8–13% in DKK, 3–8% in LCY
- EBIT margin of around 19%
- Operating profit growth of 10–15%
- Net profit growth of 5–10%
- ROIC of around 19%
- CAPEX of DKK 1.3–1.5 billion
- Free cash flow before acquisitions of DKK 100–300 million
- Limit the increase in energy and water consumption to 2% less than realized sales growth in LCY
- Reach a CO_2 emission reduction, achieved from customers' application of enzymes, totaling 29–30 million tons (as determined by sales growth)
- 80% of purchase spending to be covered by the new Supplier Performance Management system
- Based on our commitment to the UN Global Compact we will systematically identify the most important issues and engage with key stakeholders. We will include these aspects in our Report on progress
- Reach at least index 69 on "Employees' opportunities for professional and personal development"
- Reach at least index 72 on "Employees' satisfaction and motivation"
- No fatal occupational accidents
- Keep the frequency of occupational accidents below 4.5 per million working hours
- Keep employee turnover below 9%
- Keep employee absence below 3%

The focus is on the potential for increased water efficiency in our own production, and on exploring water availability and consumption scenarios in our supply chain.

Investments and cash flow

Total expected investments in 2009 are DKK 1.3–1.5 billion. This includes the building of a new enzyme plant in Nebraska, USA, at a cost of USD 160–200 million in 2009–2010. Compared to the initial announcement, this roughly represents a doubling of the capacity to be built as well as investment cost, in order to ensure that future demand from the growing biofuels market can be met in the years to come. Final scaling is dependent on external factors to be resolved in the coming months.

Furthermore, in 2009 DKK 200–300 million will be invested in expansion of enzyme capacity at existing facilities, among other things to optimize flexibility for the detergent industry. Finally, in 2009–2010 BioBusiness will build a plant for production of high-grade *Bacillus*-based hyaluronic acid (bHA) in Tianjin, China, on our existing site. Total investment is expected to be DKK 200–300 million, evenly distributed over the period.

It is expected that the operational cash flow generated will remain at historic levels and be able to cover the investment need, leaving free cash flow before acquisitions positive. For 2009 cash flow is expected to be DKK 100–300 million.

Balancing stakeholder engagement

Active engagement with stakeholders in the broadest sense will be further embedded into day-to-day business. One target for 2009 is to introduce new processes throughout Novozymes. We will develop and provide tools and training on stakeholder dialog, stakeholder mapping, and issues mapping to all sites worldwide. An important starting point is the ten principles in the United Nations Global Compact.

Suppliers are important stakeholders and very often close partners. Being able to evaluate suppliers' sustainability performance is therefore crucial. In 2009 we will implement a new Supplier Performance Management (SPM) system, which will systematically measure, report, and store information reflecting commercial, quality, and sustainability issues.

Attracting and retaining competent employees

A comprehensive employee survey is used to measure Novozymes' performance as an employer on an annual basis. We need to compete effectively for competent people, and to be an attractive employer we must provide safe and modern working conditions and attractive jobs. The selection of targets is used to maintain focus and drive improvements. Targets are based on direct measures.

Investing in BioBusiness

Novozymes has decided to build a cGMP facility for production of *Bacillus*-based hyaluronic acid (bHA) at its existing site in Tianjin, China. Novozymes' technology and process result in a higher-quality bHA than current technologies, without the use of organic solvents. The bHA products produced will be pharmaceutical grade (Q7), suitable for use in medical devices and pharmaceutical applications such as topical eye care and drug delivery. The facility will require DKK 200–300 million in investments during 2009–2010.

When building the bHA facility, Novozymes will include preparatory steps for potentially establishing a cluster of facilities at the site intended to produce bulk active pharmaceuticals and ingredients for the pharmaceutical industry. This preparation will facilitate a stepwise expansion as business opportunities develop and are confirmed.

The market potential for bHA is completely different from that for sHA (*Streptococcus*-based HA). Novozymes closed its sHA production at the beginning of 2008 owing to lack of market potential. This facility cannot be used for pharmaceutical production as it is not approved as a cGMP facility. The decision to build a bHA plant is based on a thorough review, including of experiences from sHA production and market involvement.





MANAGEMENT

We find unlimited potential in nature's toolbox. Our people are tirelessly looking for new applications and exploring how bioinnovation can be used in new business areas.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT



Steen Riisgaard
Born 1951. President and CEO.

Board positions
Member:
Rockwool International A/S, Egmont International Holding A/S, the Egmont Foundation, and World Wide Fund for Nature (WWF) in Denmark

Arne Juul Hansen
Born 1951. Operator. Employee representative. Member of the Board since 2001. Elected for four years at a time.

Per Falholt
Born 1958. Executive Vice President, Research & Development.

Board positions
Member: IT Practice A/S

Jerker Hartwall
Born 1952. CEO, AarhusKarlshamn AB (Sweden). Member of the Board since 2000. Member of the Audit Committee. Elected for one year at a time.

Other board positions
Chairman: Aarhus United A/S

Special competencies:
Extensive international management experience



Peder Holk Nielsen
Born 1956. Executive Vice President, Enzyme Business.

Board positions
Member: Hempel A/S

Henrik Gürtler*
Born 1953. CEO, Novo A/S. Chairman of the Board since 2000. Elected for one year at a time.

Other board positions
Chairman: Copenhagen Airports A/S and COWI A/S
Member: Novo Nordisk A/S

Special competencies:
In-depth knowledge of Novozymes' business, and experience in managing and working in an international biotechnology company

Mathias Uhlén
Born 1954. Professor, the Royal Institute of Technology (Kungliga Tekniska Högskolan), Stockholm (Sweden). Member of the Board since 2007. Elected for one year at a time.

Other board positions
Member: KTH Holding AB, Atlas Antibodies AB, Biotage AB, Affibody AB, SweTree Genomics AB, Nordiag AS, and Skanditek Industriförvaltning AB

Special competencies: Broad experience in research and biotechnology

BOARD OF DIRECTORS

EXECUTIVE MANAGEMENT



Thomas Nagy
Born 1963. Executive Vice President, Stakeholder Relations.

Walther Thygesen
Born 1950. CEO, Thrane & Thrane A/S. Member of the Board since 2000. Member of the Audit Committee. Elected for one year at a time.

Other board positions
Chairman: Hewlett-Packard Denmark and the Growth Foundation (Vækstfonden)
Member: Investea Holding A/S

Special competencies: In-depth IT expertise and wide-ranging international experience

Thomas Videbæk
Born 1960. Executive Vice President, BioBusiness.

Kurt Anker Nielsen*
Born 1945. Deputy Vice Chairman of the Board. Chairman of the Audit Committee. Member of the Board since 2000. Elected for one year at a time.

Other board positions
Chairman: Reliance A/S
Member: The Novo Nordisk Foundation
Member and Chairman of the audit committee: Novo Nordisk A/S, ZymoGenetics, Inc. (USA), Vestas Wind Systems A/S, StatoilHydro ASA (Norway), and LifeCycle Pharma A/S

Special competencies: Expertise in financial matters and in-depth knowledge of Novozymes' business



Søren Henrik Jepsen
Born 1947. Manager. Employee representative. Member of the Board since 2005. Elected for four years at a time.

Paul Petter Aas
Born 1946. Senior Vice President, Yara International ASA (Norway). Member of the Board since 2000. Elected for one year at a time.

Special competencies: Extensive international management experience

Benny Loft
Born 1965. Executive Vice President and CFO.

Board positions
Member: The Blue Planet

Ulla Morin
Born 1954. Laboratory Technician. Employee representative. Member of the Board since 2001. Elected for four years at a time.

* These board members are not regarded as independent in the sense of the definition contained in the Nørby Report.

CORPORATE GOVERNANCE

This year Novozymes has established an Audit Committee as a subcommittee under the Board of Directors. The Board of Directors and Executive Management have again expressed their satisfaction with their collaboration, which prioritizes utilization of the expertise in place.

Corporate governance is the name given to the frameworks and guidelines for business management. This includes the overall structures and principles that regulate the interaction between the company's management bodies, the shareholders, and other stakeholders. As each business entity is unique, there is no precise definition of "good corporate governance." Novozymes' goal is to have a management system in place that at all times ensures openness and transparency, providing stakeholders with relevant insight into the business.

In laying down the management principles for Novozymes, the Board of Directors has followed the revised Corporate Governance Recommendations, which are part of the disclosure requirements applicable to companies listed on NASDAQ OMX Copenhagen A/S. The Board of Directors considers that Novozymes complies with the recommendations, with two exceptions:

- Information on the remuneration of the company's management is provided at an aggregate rather than an individual level. Novozymes does not consider that information at individual level increases the level of information for stakeholders.
- Due to the limitations of the law, the articles of association of the parent companies Novo A/S and the Novo Nordisk Foundation, and Novozymes' ownership structure, the Board of Directors reserves the right in certain circumstances to reject takeover bids without consulting the shareholders

A detailed review of Novozymes' positions on the individual recommendations can be found under "Corporate Governance/ The Nørby Report" at www.novozymes.com.

In accordance with Danish legislation Novozymes has a two-tier management system, comprising the Board of Directors and Executive Management, with no individual being a member of both. The division of responsibility between the Board of Directors and Executive Management is clearly laid down and described in "Rules of procedure for the Board of Directors" and "Guidelines for Executive Management" at www.novozymes.com.

Changes since last year

In 2008 Hans Werdelin retired from the Board of Directors at his own request. Going forward the Board will consist of six members elected at the Annual Shareholders' Meeting and three employee representatives.

In order to strengthen the Board's focus on auditing, accounting, internal control, and financial reporting, and to comply with a statutory requirement that comes into force in 2009, Novozymes established an Audit Committee in 2008, which is a subcommittee under the Board of Directors. The aim of the Audit Committee is to:

- Monitor the financial reporting process
- Monitor whether the company's internal controls are functioning effectively
- Monitor the statutory audit of the Group financial statements
- Check and monitor the auditor's impartiality, including oversight of nonaudit services
- Monitor the procedure for handling complaints concerning the above

The Audit Committee comprises Kurt Anker Nielsen (Chairman), Walther Thygesen, and Jerker Hartwall. The Board of Directors considers that the members of the Audit Committee fulfill the requirements for accounting expertise and independence set out in the law.

The Charter of the Audit Committee can be found under "Corporate Governance/Audit Committee" at www.novozymes.com.

As part of the effort to ensure that Novozymes has well-functioning management systems in place at all times, the Board of Directors and Executive Management assess the quality of collaboration between the two bodies on an annual basis. The assessment was once again positive in 2008, and a number of minor areas for improvement were identified. This year's assessment showed that utilization of the Board of Directors' expertise in relation to specific projects and subjects has been improved as a result of focused sparring between members of the Board of Directors and Executive Management.

The Board of Directors maintains its assertion that retaining the ownership structure with A and B common stock is the best way of safeguarding Novozymes' long-term development, and thus benefits the company's stakeholders.

A year with the Board of Directors

The Board's three main tasks

1. Ensure the best possible day-to-day management of the company.

Ensure the right organizational structure.

2. Supervise the financial development of the company.

Supervise Executive Management's day-to-day running of the company.

3. Participate in overall management of the company.

Participate in determining the strategy of the company.


December
January
November
February
October
March
September
April
August
May
July
June
Board meetings
Monthly reports
Annual Shareholders' Meeting
Strategy work
Review of financial performance and strategy map
Self-assesment of collaboration between Board of Directors and Executive Management
Organizational audit
Succession planning
Next year's budget



RISK MANAGEMENT

Having a system in place to map and proactively manage key risks to the business is a central element in Novozymes' management. The aim is to create transparency and the optimal decision-making basis when the Board of Directors and Executive Management discuss and take decisions on the business.

Financial reporting process

Novozymes' risk management and internal controls relating to financial reporting are organized with a view to:

- Presentation of management accounts that allow the Group's performance to be measured and monitored
- Presentation of financial statements that comply with International Financial Reporting Standards, as adopted by the EU, and other additional disclosure requirements for the annual reports of listed companies, and provide a true and fair view without material misstatement

Novozymes' internal controls and risk management systems are updated on an ongoing basis and have been designed with a view to discovering and eliminating errors and defects in the financial statements, but as there is always a risk of misuse of assets, unexpected losses, etc., the internal controls and risk management systems can only provide reasonable and not absolute assurance that all material errors and defects are discovered and rectified.

The internal controls and risk management systems also cover the environmental, social, and knowledge data reproduced in The Novozymes Report.

A more detailed description of Novozymes' risk management and internal controls concerning the financial reporting process can be found at www.novozymes.com.

Enterprise risk management

Novozymes defines risks as "events or tendencies that can prevent the company from achieving its overall targets – including financial, environmental, and social targets – or negatively affect our future results and activities."

Novozymes has established a formal process to map risks, assessing individual risks on the basis of probability and consequence. The process ensures involvement and ownership throughout the organization, as all business units report new risks and any changes to previously established risks. The aim of strategic risk management is to ensure proactive management of the key risks, including efforts to reduce both probability and consequence where possible, as well as giving the appropriate management levels the necessary attention. A systematic and analytical approach to risk management enables Novozymes to achieve greater transparency, resulting in a stronger decision-making basis for investing resources in opportunities. In addition, it provides management with the opportunity to discuss risks and undertake the necessary actions in relation to the Group's risk profile.

Novozymes conducts an annual evaluation of the long-term opportunities for growth. Part of this work involves identifying risk factors and measures to limit risks, and these are then managed by the respective units. The most significant business risks are discussed by Executive Management and the Board of Directors each quarter.

The following section describes a number of critical risks and measures that Novozymes has implemented to reduce them. The list is not in any order of priority and is not exhaustive.

Risk factors

Market and customers

Novozymes sells its products worldwide and is subject to the financial and political risks that this naturally entails. Growth in individual markets is therefore influenced by the local economic situation and local legislation.

Customer concentration

A relatively small number of customers account for a high proportion of Novozymes' revenue in certain product areas, which means that Novozymes is also affected by the trend in these customers' market conditions. Novozymes works closely with its major customers to limit this risk, for example by means of joint development projects and joint production planning, including integration of IT systems.

Innovation

Novozymes tries to maintain its position as market leader by continually launching new and improved high-quality products that meet the customers' needs. This places high demands on the Group's research and development, requiring development to keep pace with customer needs. Failure here would entail the risk of a negative impact on Novozymes' sales targets. Novozymes allocates up to 14% of revenue to research and development to ensure sufficient resources for future innovation.

Enzymes produced using GMOs

Novozymes produces a large number of enzymes using genetically modified organisms (GMOs). Without this technology it would be necessary to use larger quantities of raw materials, water, and energy, and in many cases commercial production of an enzyme would not be profitable.

The use of gene technology is the subject of ongoing debate around the world, mainly concerning genetically modified foods or foods containing GMOs. Novozymes' use of gene technology has only featured in the debate to a limited degree, as the Group's end products do not contain GMOs. However, it is possible that Novozymes' production and sales to the food and feed industries in particular may be affected by the public debate on gene technology and the impact this may have on consumer demand.

Read more about Novozymes' use of gene technology at www.novozymes.com.

Competitors

Historically, Novozymes has experienced constant price pressure in its markets. Competition from producers based in low-cost countries, particularly China and India, will always be a challenge. One of the ways in which the Group is trying to counter this challenge is by using its technology to optimize production, thereby reducing costs per unit produced so that production remains leading edge and competitive.

To maintain optimal production Novozymes is dependent, among other things, on reliability of deliveries from suppliers and, to safeguard this, cooperation agreements have been entered into with a number of key suppliers. These cooperation agreements also help to reduce the sensitivity to fluctuations in the price of raw materials and energy to which Novozymes is subject.

Patent strategy

Novozymes' technology is the basis of its business, and the Group pursues an active patent strategy by protecting new discoveries as early as possible in order to prevent its products, processes, etc., from being infringed.

Environmental and social aspects

Novozymes' fundamental values include environmental and social responsibility. These are key to the way in which Novozymes conducts business, and are significant to all Group activities. These values are underpinned by a number of targets for environmental and social responsibility.

Reputation

Novozymes is heavily dependent on being able to attract and retain skilled people, and the Group's reputation is an important parameter in this.

Novozymes tries to maintain a good reputation by means of openness and transparency in both internal and external communications. Work is also carried out on an ongoing basis to reduce the risk of situations arising that could damage Novozymes' reputation. Current legislation must be complied with at all times, and Novozymes further endeavors to set a higher standard in various areas. Novozymes' business integrity principles and its target of achieving significant reductions in CO_2 emissions are examples of this.

Animal testing

Novozymes uses animal testing in connection with the development and approval of products where this is demanded by public authorities. The use of animal testing is the subject of ongoing public debate and as such constitutes a risk to Novozymes' reputation. The current product portfolio involves relatively few animal tests, but this may change as a result of the development of new business areas. Novozymes is continuously trying to minimize the number of animal tests by further refining the methods used and using alternatives wherever possible.

Business partners

In Novozymes' relations with business partners, the company seeks to reduce the risk of being associated with environmental and social conditions that could impact negatively on Novozymes' reputation. This is done partly by asking suppliers to perform a self-assessment of their compliance with internationally recognized standards and conventions. Novozymes' business partners are also informed about the Group's business integrity principles.

Financial risk factors

Novozymes' international operations mean that the income statement and balance sheet are exposed to a number of financial risk factors. Financial risks are managed centrally for the entire Group. The use of financial instruments is governed by the treasury policy approved by Novozymes' Board of Directors. The treasury policy is unchanged from previous years, and contains rules for which the financial instruments that can be used for hedging, the counterparties that can be used, and the risk profile that is to be applied. Financial instruments are used to hedge existing assets, liabilities, and expected future net cash flow.

Currency exposure

Currency exposure arises due to imbalances between income and costs in each individual currency and because Novozymes has more assets than liabilities in foreign currencies in connection with its many foreign companies. Operating profit is most exposed to the EUR, USD, and JPY.

A 2.25% movement in the EUR would, other things being equal, result in a change in operating profit of around DKK 50–60 million. A movement of 5% in the USD would result in a change in operating profit of around DKK 45–65 million. A movement of 5% in the JPY would result in a change of around DKK 5–10 million.

2008 revenue by transaction currency


USD 41%
JPY 3%
EUR 34%
Others 23%

Novozymes' policy is to hedge existing net assets in foreign currencies and expected future net exposure from the Group's operations. Hedging of exchange rate exposure is carried out through a combination of currency loans, forward exchange contracts, currency swaps, and options. The exchange rate hedging transactions are carried out to minimize risks and thereby increase the predictability of the Group's financial results.

Currency exposure relating to investments in foreign subsidiaries is hedged where this is deemed appropriate. Currency exposure is managed primarily by taking out currency loans and entering into currency swaps. Currency swaps, which are used to hedge participating interests, generally have a maturity period of over 12 months.

Interest rate exposure

Interest rate exposure arises in relation to interest-bearing assets and liabilities. A change of 1 percentage point in the average interest rate on Novozymes' net interest-bearing assets would have an effect on profit before tax of around DKK 15 million. In accordance with Novozymes' treasury policy, a minimum of 30% of loans must be at fixed interest rates. At year-end 2008, 41% of the loan portfolio was at fixed interest rates, based on financial instruments.

According to Novozymes' treasury policy, free funds may only be invested in government bonds, ultra-liquid mortgage credit bonds, and money market deposits.

Credit risk

Credit risk occurs especially on cash and cash equivalents, derivatives, and customer sales. The credit risk on cash and cash equivalents is managed by dealing in financial instruments and placing deposits only with banks that have a credit rating of at least A2 (Moody's) or A (S&P). The credit risk is calculated on the basis of net market values and is governed by the Group's treasury policy. Novozymes has entered into netting agreements (ISDA) with all the banks used for dealing in financial instruments, which means that Novozymes' credit risk is limited to net assets. At December 31, 2008, the maximum credit risk related to one counter-party was DKK 332 million. The credit risk of debtors is countered by thorough, regular analyses based on customer type, country, and specific conditions. Generally, customers are creditworthy.

Liquidity risk

In connection with the Group's ongoing financing of operations, including refinancing risk, efforts are made to ensure adequate and flexible liquidity. This is guaranteed by placing deposits in cash and ultra-liquid negotiable instruments, and using binding credit facilities.

Other risks

Energy consumption and prices

The manufacture of enzymes requires relatively large amounts of energy, and the fluctuations in energy prices will therefore impact cost of goods sold. The risk of a negative impact from rising energy and CO_2 prices is managed by optimizing the production process, for example by using gene technology and by partially hedging energy prices for a future period.

Raw material consumption and prices

A significant proportion of Novozymes' raw materials is derived from agricultural produce, and the movement in such prices will therefore impact cost of goods sold. Novozymes tries to reduce the risk of a negative impact by optimizing the production process, for example by using gene technology and by ensuring the greatest possible flexibility in the use of raw materials.

Global organization

Novozymes operates in many markets via sales companies and distributors, while production is restricted to a small number of countries. This entails a number of transactions, etc. between Group companies. Novozymes follows the OECD principles in setting internal settlement prices for these transactions, but this is a complicated area and entails a tax risk, among other things because the area is subject to political judgment in each individual country. Novozymes regularly enters into dialog with the tax authorities to reduce this risk.

Insurance

The risk of personal injury, material damage, and other events beyond Group control, and any losses that Novozymes may cause, is covered by an extensive insurance program. Coverage in different areas is subject to a deductible based on Novozymes' claims history. However, the current price of the policies and the coverage provided may be affected by external circumstances, such as natural disasters and similar.





ACCOUNTS

At Novozymes, we have unique insights into how nature works. We harness millions of years of evolution to develop solutions that benefit industries around the world and help preserve our planet. Lifecycle assessments indicate that every time one kilogram of enzymes is used, we reduce CO_2 emissions by an average of 130 kilograms.

ACCOUNTING POLICIES

The consolidated financial statements of the Novozymes Group have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted in the EU, and additional Danish requirements on the presentation of accounts. Novozymes has prepared its consolidated financial statements in accordance with all the IFRS standards in force. The accounting policies are unchanged from the previous year. The consolidated financial statements have been prepared under the historical cost convention, with the exception of the following items, which are recognized at fair value:

- Available-for-sale financial assets
- Derivatives

Some of the information required pursuant to IFRS is contained in the sections Report and Management. The rest will be found in the following sections.

The Novozymes Report does not contain the financial statements for the parent company, Novozymes A/S. The financial statements for the parent company can be found online under "Financial statements for Novozymes A/S" at www.Novozymes.com. Together the Novozymes Report and the financial statements for the parent company, Novozymes A/S, forms the Annual Report that will be send to the Danish Commerce and Companies agency.

Reporting of selected environmental, social, and knowledge data is based on an assessment of which data are of particular significance for Novozymes' earnings capacity in the longer term. We also believe these data to be of greatest relevance to our key stakeholders. Information on Novozymes' use of the GRI indicators will be found in the online report under Supplementary reporting.

Environmental, social, and knowledge data are an integrated part of the Annual Report and are covered by the statutory audit performed by the auditor elected by the Annual Shareholders' Meeting.

Impact of new accounting standards

In 2008, the following standard and interpretations with relevance for Novozymes were brought into effect and implemented:

- IFRS 8 "Operating Segments"
- IFRIC 11 and 14

The implementation has lead to further disclosures, but not resulted in any changes in recognition and measurement.

Standards and interpretations adopted, but not brought into effect and implemented as at December 31, 2008, include:

- "Improvements to IFRSs 2008"
- Admendment to IFRS 2 "Vesting conditions and cancellations"
- Revised IFRS 3 "Business combinations"
- Revised IAS 1 "Presentation of financial statements"
- Revised IAS 23 "Borrowing costs"
- Revised IAS 27 "Consolidated and separate financial statements"
- IFRIC 12 and 15–17

Implementation of these will lead to further specifications in the Notes, but no material changes in recognition and measurement. The most significant changes pursuant to IFRS 3 are that acquisition costs must be expensed and that it is possible to use the full goodwill method. In addition, borrowing costs relating to qualifying assets must be capitalized pursuant to IAS 23. The requirement for proceeds of government loans at below-market rates of interest to be recognized at market value may also become relevant to Novozymes.

Significant accounting policies

Consolidation

The consolidated financial statements comprise the financial statements of Novozymes A/S (the parent company) and all the companies in which the Group owns more than 50% of the voting rights or otherwise has control or similar de facto control (subsidiaries), as well as joint ventures. The consolidated financial statements are based on the financial statements for the parent company and for the subsidiaries, and are prepared by combining items of a uniform nature and subsequently eliminating intercompany transactions, internal stockholdings and balances, and unrealized intercompany profits and losses. All the financial statements used for consolidation are prepared in accordance with the Group's accounting policies.

The Group's holdings in joint ventures regarded as jointly controlled entities are consolidated using the proportionate consolidation method by including its proportional share of their assets, liabilities, revenue, and costs line by line.

Business combinations

On acquisition of new companies, the assets, liabilities, and contingent liabilities of each new company are recognized at fair value at the time of acquisition. Goodwill is adjusted for changes in the purchase price after acquisition and changes in the fair value of the identifiable assets, liabilities, and contingent liabilities acquired since the acquisition date until 12 months afterwards. Newly acquired companies are recognized as from the date of acquisition, and no adjustment is made to comparative figures. Goodwill is allocated to business activities in order to test for impairment.

Translation of foreign currencies

The consolidated financial statements are presented in Danish kroner (DKK). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates prevailing at the balance sheet date for assets and liabilities, and at average exchange rates for income statement items.

Goodwill arising on the acquisition of new companies is treated as an asset belonging to the new foreign subsidiaries and translated into Danish kroner at the exchange rates prevailing at the balance sheet date.

Realized and unrealized foreign exchange gains and losses are recognized under Financial income or Financial costs, with the exception of unrealized gains and losses relating to hedging of future cash flows, which are recognized in Shareholders' equity under Cash flow hedges. The following exchange rate differences are also recognized directly in Shareholders' equity under Currency translations, translated at the exchange rates prevailing at the balance sheet date:

- Translation of foreign subsidiaries' net assets at beginning of year
- Translation of foreign subsidiaries' income statements from average exchange rates to the exchange rates prevailing at the balance sheet date
- Translation of long-term intercompany balances, which are considered to be an addition to net assets in subsidiaries
- Fair value adjustment of financial liabilities that qualify for hedging of net assets in foreign subsidiaries

Stock-based payment

The Group's employees are covered by stock option programs comprising, equity-settled and cash-settled programs.

The fair value of the employee services received in exchange for the grant of stock options is computed using the value of the granted stock options. The fair value of the granted stock options is calculated using the Black–Scholes model.

The fair value of stock-based payment on the grant date is recognized as an employee cost over the period in which the right to the stock options is accrued. In measuring the fair value, account is taken of the number of employees expected to gain entitlement to the options as well as the number of options the employees are expected to gain. This estimate is adjusted at the end of each period such that only the number of options to which employees are entitled, or expected to be entitled, is recognized.

The value of equity-settled programs is offset against Shareholders' equity. The value of cash-settled programs, which are offset against Other current liabilities, is adjusted to fair value at the end of each period, and the subsequent adjustment in fair value is recognized in the income statement under Financial income or costs.

Government grants

Government grants received relating to research and development costs are recognized under Other operating income, net, based on the percentage completion of the projects. Grants received relating to investments in property, plant and equipment are offset against the cost price of the eligible assets.

Segment information

The consolidated financial statements provides information on the Group's operating segments in a manner, which is consistent with the internal reporting that goes to Board of Directors and Executive Management. In addition, information is provided on geographical allocation.

Leases

Operating lease costs are recognized in the income statement on a straight-line basis over the period of the lease. Liabilities relating to non-cancelable contracts are specified in the notes.

Key figures

Key figures are mainly prepared in accordance with the 'Recommendations and Key Figures 2005' of the Danish Society of Financial Analysts, although certain key figures are adapted to the Novozymes Group.

Revenue

Revenue covers sales of goods and services for the year less goods returned, and volume, and cash discounts. Sales are recognized at the time of risk transfer relating to the goods sold, provided that the revenue can be measured on a reliable basis and is expected to be received.

The Group has entered into few agreements where the other contracting party undertakes sales to third parties and the profit is distributed between the Group and the other contracting party on the basis of a predetermined formula. Sales are recognized using information on the other contracting party's realized sales, and a liability is recognized for the distribution of the profit, which is calculated and settled with final effect once a year.

The Group has entered into commission agreements where agents undertake sales to third parties in return for commission on realized sales. These sales are recognized when they are realized. A liability is recognized when it is permitted for goods to be returned and this is likely.

Research and development costs

Research costs are expensed as incurred. Development costs pertaining to ongoing optimization of production processes for existing products, or to development of new products, where lack of approval by the authorities, approval by customers, and other uncertainties mean the development costs do not fulfill the criteria for recognition in the balance sheet, are expensed as incurred.

Other operating income, net

Other operating income, net, comprises grants from public authorities and customers for research projects and collaborations, and income, net, of a secondary nature in relation to the main activities in the Group. This item also includes non-recurring income items, net, in respect of damages, outlicensing, etc.

Tax

Corporation tax, comprising the current tax liability, change in deferred tax for the year, and any adjustments relating to previous years, is recognized in the income statement at the amount attributable to net profit, and directly in Shareholders' equity at the amount attributable to items recognized in Shareholders' equity. Deferred tax is measured using the balance-sheet liability method, and comprises all temporary differences between the accounting and tax values of assets and liabilities. No deferred tax is recognized for goodwill, unless amortization of goodwill for tax purposes is allowed. Deferred tax is measured and recognized to cover retaxation of losses in jointly taxed foreign subsidiaries if this is expected to be realized on the divestment of stock or when recapture of tax losses becomes applicable. The tax value of tax-loss carry-forwards is included in the calculation of deferred tax to the extent that the tax losses can be expected to be utilized in the future.

Deferred tax is measured according to current tax rules and at the tax rate expected to be in force on elimination of the temporary differences. Changes in deferred tax due to tax rate changes are recognized in the income statement where they can be attributed to net profit, and directly in Shareholders' equity where they can be attributed to items recognized in Shareholders' equity.

Novozymes A/S and its Danish subsidiaries are jointly taxed with the Danish companies in the Novo and Novo Nordisk Groups. The tax for the individual companies is allocated in full on the basis of the expected taxable income.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and impairment losses.

Costs associated with large IT projects on the development of software for internal use are capitalized if they are incurred with a view to developing new and improved systems. Associated borrowing costs are expensed in the financial year in which they are incurred. Amortization is based on the straight-line method over the expected useful lives of the assets, as follows:

- Completed IT development projects are amortized over the useful life. Booked IT development assets are amortized over 3–5 years
- Acquired patents, licenses, and know-how are amortized over their useful lives. Patents are amortized over their useful lives, normally identical to the patent period, and licenses are amortized over the agreement period. Booked patents, licenses, and know-how are amortized over 7–20 years

Some assets are amortized over a shorter period.

Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Borrowing costs in respect of construction of major assets are expensed in the financial year in which they are incurred.

Depreciation is based on the straight-line method over the expected useful lives of the assets, as follows:

- Buildings: 12–50 years
- Plant: 5–16 years
- Other equipment: 3–16 years

The assets' residual value and useful life are reviewed on an annual basis, and adjusted if necessary at each balance sheet date.

Gains and losses on the sale or disposal of assets are recognized in the income statement under the same items as the associated depreciation charges.

Impairment of intangible assets and property, plant and equipment
Intangible assets, and property, plant and equipment are reviewed for impairment losses when there is an indication that the assets have diminished in value beyond the level of normal depreciation. Goodwill is also subject to impairment testing each year, and when there is an indication that the assets have become impaired.

An impairment loss resulting from an asset having diminished in value beyond the level of normal depreciation is recognized at the amount by which the carrying amount exceeds its recoverable amount.

Inventories
Inventories are measured at cost determined on a first-in first-out basis or net realizable value where this is lower.

The cost of Work in progress and Finished goods comprises direct production costs such as raw materials and consumables, energy, and labor directly attributable to production, and indirect production costs such as employee costs and maintenance and depreciation of plant, etc.

If the expected sales price less any completion costs and costs to execute sales (net realizable value) of inventories is lower than the carrying amount, the inventories are written down to net realizable value

Cash at bank and in hand
Cash at bank and in hand comprises cash balances and funds held at financial institutions.

Financial assets and liabilities
The Novozymes Group categorizes financial assets and liabilities as follows: Financial assets/liabilities at fair value through profit or loss, Loans and receivables, Hedge accounting, Available-for-sale financial assets, and Financial liabilities.

Financial assets/liabilities, which are measured at at fair value through profit or loss are the part of derivatives, which cannot be designated as hedge accounting, e.g. accrued interest on currency swaps and time value of currency options. Loans and receivables are non-derivatives with fixed or determinable payments that are not listed on an active market. Loans and receivables are entered in the balance sheet under the following items: Trade receivables, Other receivables, and Cash at bank and in hand. The items are measured at amortized cost or net realizable value equivalent to nominal value less allowances for doubtful receivables, whichever is lower.

Hedge accounting consists of positive and negative fair values of derivatives, which are itemized in the balance sheet under Other financial assets and Other financial liabilities respectively.

Derivatives used to hedge assets and liabilities are measured at fair value on the balance sheet date, and value adjustments are recognized as Financial income or Financial costs.

Derivatives used to hedge expected future cash flows are measured at fair value on the balance sheet date, and value adjustments are recognized directly in Shareholders' equity.

Derivatives used to hedge net investments in foreign subsidiaries are measured at fair value, and value adjustments are recognized directly in Shareholders' equity.

Income and costs relating to cash flow hedges and hedging of net investments in subsidiaries are transferred from Shareholders' equity on realization of the hedged item and are recognized as Financial income or Financial costs.

The fair value of derivatives is calculated using rates obtained from stock exchanges or other reliable data sources. All stock options are valued using the Black–Scholes model.

Derivatives are recognized on the settlement date, while other financial instruments are recognized on the transaction date.

Available-for-sale financial assets are the remaining financial assets not included in the above categories. Available-for-sale financial assets are itemized in the balance sheet as Other financial assets and are measured at fair value (stock price) on the balance sheet date. Unrealized fair value adjustments are recognized directly in Shareholders' equity. Value adjustments are transferred from Shareholders' equity to Financial income or Financial costs when realized. Write-offs are recognized as Financial costs.

Financial liabilities are entered in the balance sheet under the following items: Other financial liabilities, Trade payables, and as part of Other liabilities.

Dividend
The dividend proposed for the financial year is shown under Retained earnings in the Statement of shareholders' equity.

Treasury stock
The cost price and proceeds from the sale of treasury stock are recognized directly in Shareholders' equity as a separate item. Among other things, the company's holding of treasury stock is used to hedge employees' exercise of granted stock options.

Provisions
Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, and it is probable it will lead to an outflow of financial resources. Provisions are measured at the present value of the expected expenditure required to settle the obligation.

Other liabilities
Other liabilities are measured at amortized cost.

Pension obligations and other long-term employee benefits
Costs relating to defined contribution plans are recognized in the income statement in the financial year to which they relate.

Costs and liabilities relating to defined benefit plans are stated using the projected unit credit method. Liabilities for the major plans are calculated annually by an external actuary. Actuarial gains and losses are recognized in the income statement over the employees' expected average remaining working life if these differences exceed 10% of either the present value of the liability or the fair value of the plan assets in the previous year, whichever is the higher. Pension assets can only be recognized to the extent that the Group is able to achieve future financial benefits in the form of refunds from the pension plan or a reduction in future benefits.

Costs relating to other long-term employee benefits are accrued over the employees' expected average remaining working life.

Statement of cash flows and financial resources
The Statement of cash flows and financial resources for the Group, which is compiled using the indirect method, shows cash flows from operating, investing, and financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

Cash flow from operating activities comprises net profit adjusted for non-cash expenses, paid financial items, corporate income tax paid, and change in working capital. Cash flow from investing activities comprises payments relating to the acquisition and sale of companies and minority stock, intangible assets, and property, plant and equipment.

Cash flow from financing activities comprises proceeds from borrowings, repayment of principal on interest-bearing debt, payment of dividends, proceeds from stock issues, and the purchase and sale of treasury stock and other securities.

Cash and cash equivalents comprises cash at bank and in hand less current bank loans due on demand. Financial resources comprises cash and cash equivalents plus undrawn committed credit facilities expiring in more than one year.

Accounting policies for environmental, social, and knowledge data

The accounting policies for environmental, social, and knowledge data are unchanged from last year.
The environmental, social, and knowledge data in the Annual Report are based on data for the parent company and for all subsidiaries, combining items of a uniform nature compiled using the same methods, unless specifically stated otherwise below.

Acquired companies are recognized as from the date of acquisition, and comparative figures are not restated.

Environment

The environmental data cover those activities that, based on an overall environmental assessment, could have a significant impact on the environment, cf. companies in the group. Sites with activities considered not to have a significant impact are not included. Such sites comprise sales offices, R&D labs and sites with limited blending and storage of products.

Water
Water includes drinking water, industrial water, and steam. The reported quantities are stated on the basis of the metered intake of water to Novozymes, and include both quantities consumed in the production process and in other areas. The reported quantities of steam are converted to volume running water and therefore subject to calculation.

Drinking water is water of drinking water quality.

Industrial water is water from lakes or groundwater from own wells that is not of drinking water quality, but which is suitable for certain industrial processes, e.g. for use in cooling towers.

When calculating the target for water consumption development compared to sales growth in local currencies, a correction is applied to account for changes in inventory. This is to ensure that the water consumption target accurately reflects the consumption applicable to the products sold in the period.

Energy
Internally generated energy is measured as fuel consumption converted to energy on the basis of the lower of combustion value and weight by volume. The associated emissions of CO_2, SO_2, and NO_x are calculated on the basis of the amount of fuel consumed using annually determined conversion factors from Danish authorities and suppliers.

Externally generated energy is the input to Novozymes of externally generated electricity, heat, and steam. The associated emissions of CO_2, SO_2, and NO_x are calculated using annually determined conversion factors from power plants or their organizations.

Fuel consumption does not include fuel for transportation.

When calculating the target for energy consumption development compared to sales growth in local currencies, a correction is applied to account for changes in inventory. This is to ensure that the energy consumption target accurately reflects the consumption applicable to the products sold in the period.

Raw materials and packaging
Raw materials and packaging comprises materials for fermentation, recovery, granulation, wastewater and sludge treatment, and packaging of products. Consumption of raw materials and packaging is converted into kilograms.

Wastewater
Wastewater is measured as the volume discharged by Novozymes. COD, dry matter, BOD5, nitrogen, and phosphorus in the wastewater are calculated on the basis of samples taken at the point of discharge.

Biomass
Biomass is measured as the volume produced and transported from Novozymes as liquid fertilizer (NovoGro®) or converted to a fertilizer product with a higher dry matter content (NovoGro® 30 or compost). The nitrogen and phosphorus contents in the fertilizer are measured.

Waste
Waste is the registered volume of waste broken down into hazardous and nonhazardous waste, and by disposal method. Disposal methods include landfill, incineration, recycling, and other.

The amount recycled is the quantity sent for recycling to a certified service provider.

Emissions to air of ozone-depleting substances
Emissions to air of ozone-depleting substances is measured as consumption of CFCs, HCFCs, and halons.

Environmental impact potentials
The environmental impact potentials for global warming, ozone layer depletion, and acidification are calculated on the basis of 'Udvikling af Miljøvenlige Industriprodukter' (UMIP), published by the Institute for Product Development at the Technical University of Denmark.

Environmental compliance
Breaches of regulatory limits is measured as the number of incidents which is evaluated to be in nonconformity with environmental permits or environmental legal requirements.

Unintended releases of GMOs is spill of fermentation liquid to recipients which, based on criteria such as amount, type of recipient and authority demands, is evaluated to have an impact on the environment.

Minor GMO spills that are not considered to have an impact on the environment are not included in this figure.

Significant spills is measured as the number of spills of chemicals, oil, etc. into water, air, or soil, and include both on-site and transport related spills. Significance is assessed both on the basis of extent of the spill and impact on the environment.

Minor spills that are not considered to have an impact on the environment are not included in this figure.

Neighbor complaints is the number of registered environmental complaints.

Animals for testing
This item covers the number of animals used for all commenced internal and external testing undertaken for Novozymes.

Social responsibility

Number of employees
The number of employees is calculated as the actual number of employees at year-end, excluding employees on unpaid or parental leave, temporary hires, student interns, and PhD students.

In calculating the number of full-time employees, employees with a working-time ratio of 95% or over are stated as full-time employees.

Job categories
Senior management comprises the CEO, executive vice presidents, vice presidents, and directors. Management comprises middle managers and specialists. Professional comprises employees with academic backgrounds, as well as team leaders. Administrative comprises administrative personnel. Skilled workers, laboratory technicians, and other technicians comprises skilled workers, laboratory technicians, and other technicians. Process operators comprises operators and unskilled workers.

Employee turnover
Employee turnover is measured as the number of permanent employees who left the Group during the financial year, compared to the average number of permanent employees in the financial year. The average number of permanent employees is calculated as the average number of permanent employees at the end of each quarter.

Growth in number of employees, organic
The organic growth in number of employees is measured as the number of employees at year-end less the number of employees gained via acquisitions and the number of employees at the beginning of the year.

Growth in number of employees, acquisitions
The growth in number of employees via acquisitions is measured as the number of employees gained via acquisition of new companies.

Age and seniority
Age and seniority are calculated as the average age and seniority in whole years per employee.

Absence
Absence is stated as time lost due to the employee's own illness, including pregnancy-related sick leave and occupational accidents and diseases. The rate of absence is calculated as the number of registered days of absence as a percentage of the total number of normal working days in one year, less holidays and public holidays.

Expatriation
Expatriation refers to Novozymes employees being temporarily assigned to undertake tasks outside their home country for a period of more than six months.

Training costs
Training costs is the costs of seminars and internal and external training courses, translated into Danish kroner at the average exchange rates. Training costs is also shown as a percentage of total employee costs.

Occupational health and safety

Occupational accidents
Occupational accidents with absence is defined as the number of reported work-related accidents involving at least one day's absence after the day on which the accident occurred.

Occupational diseases
Occupational diseases is defined as the number of new reported cases of work-related diseases. In accordance with newly enacted Danish legislation, employees working in noisy areas must be tested for hearing disorders. Identified cases are reported as occupational diseases even though it may not be possible to establish whether the disease is related to working at Novozymes

Consequences of occupational accidents and occupational diseases
The consequences of occupational accidents with absence and occupational diseases are measured by recording the work situation once the outcome of the incident has stabilized, for example whether the employee has returned to his or her original job, and the total number of (calendar) days of absence.

Frequencies of occupational accidents and occupational diseases
The frequencies of occupational accidents with absence and diseases are calculated per million working hours.

Knowledge

Number of new products
The number of new products with new or improved characteristics launched during the year.

Number of active patent families
The number of inventions for which there are one or more active patent applications or active patents at year-end.

Income statement - the Novozymes Group

Note		2008 DKK million	2007 DKK million
1, 2	Revenue	8,146	7,438
3, 5	Cost of goods sold	3,787	3,489
	Gross profit	**4,359**	**3,949**
3, 5	Sales and distribution costs	1,061	921
3, 5	Research and development costs	1,096	995
3, 4, 5	Administrative costs	745	675
6	Other operating income, net	47	123
	Operating profit	**1,504**	**1,481**
7	Financial income	263	130
8	Financial costs	348	226
	Profit before tax	**1,419**	**1,385**
9	Corporation tax	357	343
	Net profit	**1,062**	**1,042**
	Attributable to:		
	Shareholders in the parent company	1,062	1,048
	Minority interests	-	(6)
		1,062	1,042
	Proposed dividend per share	DKK 5.25	DKK 5.00
18	Earnings per share	DKK 17.17	DKK 16.93
18	Earnings per share, diluted	DKK 16.86	DKK 16.47

Statement of shareholders' equity

	Attributable to shareholders in the company							
	Common stock DKK million	Treasury stock DKK million	Currency translations DKK million	Available-for-sale financial assets DKK million	Cash flow hedges DKK million	Retained earnings DKK million	Minority interests DKK million	Total DKK million
Shareholders' equity at January 1, 2008	**650**	**(1,837)**	**(176)**	**82**	**117**	**4,821**	**10**	**3,667**
Currency translation of subsidiaries and minority interests			47				-	47
Fair value adjustment of derivatives			(14)	(15)	18		1	(10)
Transferred to Financial income and Financial costs				(38)	(62)			(100)
Tax related to equity items			4		5			9
Items recognized directly in Shareholders' equity	**-**	**-**	**37**	**(53)**	**(39)**	**-**	**1**	**(54)**
Net profit						1,062	-	1,062
Comprehensive income for the year	**-**	**-**	**37**	**(53)**	**(39)**	**1,062**	**1**	**1,008**
Sale of treasury stock		24						24
Dividend						(309)	-	(309)
Stock-based payment						40		40
Other adjustments		22				24	-	46
Other changes in Shareholders' equity	**-**	**46**	**-**	**-**	**-**	**(245)**	**-**	**(199)**
Shareholders' equity at December 31, 2008	**650**	**(1,791)**	**(139)**	**29**	**78**	**5,638**	**11**	**4,476**

The proposed dividend of DKK 325 million for 2008 is included in Retained earnings.

Reference is made to Note 18 concerning treasury stock and average number of shares.

Statement of shareholders' equity

	Attributable to shareholders in the company							
	Common stock DKK million	Treasury stock DKK million	Currency translations DKK million	Available-for-sale financial assets DKK million	Cash flow hedges DKK million	Retained earnings DKK million	Minority interests DKK million	Total DKK million
Shareholders' equity at January 1, 2007	**650**	**(1,449)**	**(67)**	**77**	**76**	**4,072**	**34**	**3,393**
Currency translation of subsidiaries and minority interests			(135)				(1)	(136)
Fair value adjustment of derivatives			32	40	26			98
Transferred to Financial income and Financial costs				(35)	16			(19)
Tax related to equity items			(6)		(1)	29		22
Items recognized directly in Shareholders' equity	**-**	**-**	**(109)**	**5**	**41**	**29**	**(1)**	**(35)**
Net profit						1,048	(6)	1,042
Comprehensive income for the year	**-**	**-**	**(109)**	**5**	**41**	**1,077**	**(7)**	**1,007**
Purchase of treasury stock		(500)						(500)
Sale of treasury stock		112						112
Dividend						(278)	(1)	(279)
Stock-based payment						20		20
Other adjustments						(70)	(16)	(86)
Other changes in Shareholders' equity	**-**	**(388)**	**-**	**-**	**-**	**(328)**	**(17)**	**(733)**
Shareholders' equity at December 31, 2007	**650**	**(1,837)**	**(176)**	**82**	**117**	**4,821**	**10**	**3,667**

The dividend of DKK 309 milllion for 2007 is included in Retained earnings.

Reference is made to Note 18 concerning treasury stock and average number of shares.

Balance sheet - the Novozymes Group

Note		Dec. 31, 2008 DKK million	Dec. 31, 2007 DKK million
	ASSETS		
10	Intangible assets	1,179	1,321
11	Property, plant and equipment	4,319	3,842
12	Deferred tax assets	68	47
13	Other financial assets	75	8
	Total non-current assets	**5,641**	**5,218**
14	Inventories	1,557	1,322
15	Trade receivables	1,450	1,344
16	Tax receivables	18	207
17	Other receivables	146	124
13	Other financial assets	116	196
	Cash at bank and in hand	997	460
	Total current assets	**4,284**	**3,653**
	Total assets	**9,925**	**8,871**

Note		Dec. 31, 2008 DKK million	Dec. 31, 2007 DKK million
	LIABILITIES AND SHAREHOLDERS' EQUITY		
18	Common stock	650	650
18	Treasury stock	(1,791)	(1,837)
	Other reserves	(32)	23
	Retained earnings	5,638	4,821
19	Minority interests	11	10
	Total shareholders' equity	**4,476**	**3,667**
12	Deferred tax liabilities	850	939
20	Long-term employee benefits	16	16
21	Provisions	121	131
22	Other financial liabilities	1,576	1,724
	Total non-current liabilities	**2,563**	**2,810**
22	Other financial liabilities	1,092	814
21	Provisions	33	84
	Trade payables	630	422
16	Tax payables	161	49
23	Other current liabilities	970	1,025
	Total current liabilities	**2,886**	**2,394**
	Total liabilities	**5,449**	**5,204**
	Total liabilities and shareholders' equity	**9,925**	**8,871**

Statement of cash flows and financial resources - the Novozymes Group

Note		2008 DKK million	2007 DKK million
	Net profit	**1,062**	**1,042**
31	Reversal of non-cash expenses	993	1,028
	Corporation tax paid	(129)	(186)
	Interest received	94	98
	Interest paid	(198)	(159)
	Cash flow before change in working capital	**1,822**	**1,823**
	Change in working capital:		
	(Increase)/decrease in receivables	(199)	(113)
	(Increase)/decrease in inventories	(243)	39
	Increase/(decrease) in trade payables and other liabilities	317	(35)
	Cash flow from operating activities	**1,697**	**1,714**
	Investments:		
10	Purchase of intangible assets	(57)	(14)
	Sale of property, plant and equipment	17	8
11	Purchase of property, plant and equipment	(902)	(729)
34	Acquisition of companies	-	(716)
	Purchase of minority interests	-	(16)
	Cash flow from investing activities	**(942)**	**(1,467)**
	Free cash flow	**755**	**247**
	Financing:		
	Long-term borrowings	555	-
13	Sale of Novo Nordisk A/S stock	17	35
18	Sale/(purchase) of treasury stock, net	24	(388)
	Dividend paid	(309)	(278)
	Cash flow from financing activities	**287**	**(631)**
	Net cash flow	**1,042**	**(384)**
	Unrealized gain/(loss) on currencies and financial assets included in cash and cash equivalents	20	(6)
	Net change in cash and cash equivalents	**1,062**	**(390)**
	Cash and cash equivalents at January 1	(319)	71
32	**Cash and cash equivalents at December 31**	**743**	**(319)**
	Drawn uncommitted credit facilities	-	319
33	Undrawn committed credit facilities	3,000	3,000
	Financial resources at December 31	**3,743**	**3,000**

Environmental, social, and knowledge data

Note			2008	2007
	ENVIRONMENT			
	Consumption of resources			
36	Water	1,000 m^3	5,693	5,364
37	Internally generated energy	1,000 GJ	920	856
	Externally generated energy	1,000 GJ	3,089	2,838
	Energy, total	1,000 GJ	4,009	3,694
	Raw materials	1,000 tons	414	350
	Packaging	1,000 tons	13	13
	Wastewater			
38	Volume	1,000 m^3	3,922	3,894
	Dry matter	Tons	283	370
	BOD5	Tons	700	473
	COD	Tons	2,377	2,046
	Nitrogen	Tons	160	161
	Phosphorus	Tons	40	45
	Biomass			
	Volume, NovoGro®	1,000 m^3	311	274
	Volume, NovoGro® 30	1,000 m^3	150	131
	Volume, compost	1,000 m^3	68	51
	Nitrogen	Tons	2,453	1,878
	Phosphorus	Tons	750	700
	Waste			
	Non-hazardous waste	Tons	8,477	9,112
	Hazardous waste	Tons	1,492	1,201
39	Waste, total	Tons	9,969	10,314
	Percentage of total waste recycled	%	45.0	43.4
	Emissions to air			
	Ozone-depleting substances, HCFCs	Kg	1,725	1,059
40	CO_2	1,000 tons	522	486
	SO_2	Tons	1,350	1,274
	NO_x	Tons	1,152	1,075
	Environmental impact potentials			
41	Global warming	1,000 tons CO_2-eqv.	524	488
42	Ozone layer depletion	Kg CFC_{11}-eqv.	77	42
	Acidification	Tons SO_2-eqv.	2,157	2,024
	Environmental compliance, etc.			
	Breaches of regulatory limits, groundwater	No.	22	21
	Breaches of regulatory limits, other	No.	19	17
	Unintended releases of GMOs	No.	0	0
	Significant spills	No.	0	0
	Neighbor complaints	No.	38	31
	Animals for testing			
	Enzyme Business	No.	923	1,482
	Other business areas	No.	2,020	4,093

Environmental, social, and knowledge data

Note			2008	2007
	SOCIAL			
	Employee statistics			
43	Employees, total	No.	5,146	4,933
43, 44	Women	%	35.6	35.3
	Men	%	64.4	64.7
45	Rate of employee turnover	%	11.3	9.0
	Average age	Years	39.7	39.4
	Seniority	Years	8.7	8.7
46	Rate of absence	%	2.2	2.2
	Expatriates	No.	65	65
	Training costs			
	Average spent per employee	DKK	6,469	5,887
	Costs as percentage of total employee costs	%	1.5	1.4
	HEALTH AND SAFETY			
	Occupational accidents and diseases			
	Fatalities	No.	0	0
47	Accidents with absence	No.	39	36
	Of which life-threatening accidents	No.	0	1
	Of which accidents requiring professional first aid	No.	33	31
48, 49	Occupational diseases	No.	18	13
	Frequency of occupational accidents	Per million working hours	4.9	4.8
	Frequency of occupational accidents requiring professional first aid	Per million working hours	4.1	3.9
	Frequency of occupational diseases	Per million working hours	2.2	1.7
	KNOWLEDGE			
	Processes and technology			
	New products	No.	8	10
	Active patent families	No.	1,033	1,019

Index of notes

Financial notes

Notes concerning environmental, social and knowledge data

Note 1 - Segment information

Novozymes' operating segments reflect the way the activities are organized and controlled. Although revenue within Enzyme Business can be subdivided into further activities, the activities are considered to be integrated, as most of the production facilities are common to the segment as a whole. Gross profit is the primary parameter used when the Management evaluates the performance of the segments.
The functions for Sales and distribution, Research and development, and Administrative are considered as working for both segments and their cost are therefore allocated to the Corporate function. Revenue between the individual segments is deducted in the revenue of the selling company and amounts to DKK 24 million in 2008 (DKK 20 million in 2007).

	2008				2007			
Income statement	Enzyme Business DKK million	BioBusiness DKK million	Corporate DKK million	Total DKK million	Enzyme Business DKK million	BioBusiness DKK million	Corporate DKK million	Total DKK million
Revenue	7,533	613	-	8,146	6,893	545	-	7,438
Cost of goods sold	3,300	487	-	3,787	3,075	414	-	3,489
Gross profit	**4,233**	**126**	**-**	**4,359**	**3,818**	**131**	**-**	**3,949**
Sales and distribution costs			1,061	1,061			921	921
Research and development costs			1,096	1,096			995	995
Administrative costs			745	745			675	675
Other operating income, net			47	47			123	123
Operating profit				**1,504**				**1,481**

When evaluating the performance of BioBusiness it should be considered that the activities within this segment are focused on building capacity for future sales, and the gross profit is therefore affected by costs for idle capacity. In addition, both 2007 and 2008 are affected by cost to closure of activities, including related impairment losses.

	Enzyme Business	BioBusiness	Corporate	Total	Enzyme Business	BioBusiness	Corporate	Total
Capital expenditure								
Acquisition of companies	-	-	-	-	605	111	-	716
Intangible assets	-	32	25	57	-	-	14	14
Property, plant and equipment	585	52	265	902	422	126	181	729
Capital expenditure, total	**585**	**84**	**290**	**959**	**1,027**	**237**	**195**	**1,459**
Depreciation, amortization, and impairment losses								
Intangible assets	22	33	42	97	9	35	51	95
Property, plant and equipment	282	69	108	459	263	33	99	395
Depreciation, amortization, and impairment losses, total	**304**	**102**	**150**	**556**	**272**	**68**	**150**	**490**
Assets								
Inventories	1,386	171	-	1,557	1,113	209	-	1,322
Trade receivables	1,391	59	-	1,450	1,265	79	-	1,344

Geographical allocation

	2008 DKK million	2007 DKK million
Revenue		
Denmark	120	132
Rest of Europe, Middle East, and Africa	2,937	2,907
North America	2,981	2,412
Asia Pacific	1,502	1,466
Latin America	606	521
Revenue, total	**8,146**	**7,438**
Assets		
Denmark	4,684	4,056
Rest of Europe, Middle East, and Africa	468	501
North America	1,504	1,456
Asia Pacific	1,822	1,727
Latin America	173	191
Assets, total	**8,651**	**7,931**
Capital expenditure		
Denmark	451	708
Rest of Europe, Middle East, and Africa	30	84
North America	174	238
Asia Pacific	294	420
Latin America	10	9
Capital expenditure, total	**959**	**1,459**

The geographical allocation is made on the basis of the Group's revenue, assets, and capital expenditure. The geographical distribution of revenue is based on the country in which the customer is domiciled. With a number of strategic customers, central deliveries are made to specified locations and the final recipient is unknown. The stated geographical distribution of revenue may therefore vary significantly from year to year if the delivery destination for these strategic customers changes.

Note 2 - Revenue

	2008 DKK million	2007 DKK million
Detergent enzymes	2,498	2,239
Technical enzymes	2,479	2,250
Food enzymes	1,812	1,699
Feed enzymes	744	705
Microorganisms	405	308
Biopharmaceutical ingredients	208	237
Revenue, total	**8,146**	**7,438**

Note 3 - Employee costs

	2008 DKK million	2007 DKK million
Wages and salaries	1,865	1,723
Pensions - defined contribution plans	126	154
Pensions - defined benefit plans	5	6
Other social security costs	116	137
Other employee costs	115	107
Stock-based payment	42	20
Employee costs, total	**2,269**	**2,147**
Recognized in the income statement under the following items:		
Cost of goods sold	873	876
Sales and distribution costs	428	403
Research and development costs	576	523
Administrative costs	386	371
	2,263	2,173
Recognized in the assets as:		
Change in employee costs recognized in inventories	6	(26)
Employee costs, total	**2,269**	**2,147**
Geographical distribution:		
Denmark	1,378	1,291
Rest of Europe, Middle East, and Africa	189	229
North America	432	385
Asia Pacific	210	186
Latin America	60	56
Employee costs, total	**2,269**	**2,147**
Average number of employees in the Group	4,993	4,684
Number of employees outside Denmark as a percentage of total number of employees	54%	55%

Reference is made to Note 43 concerning geographical distribution of employees.

Note 4 - Fees to statutory auditor

	2008 DKK million	2007 DKK million
Fees to the auditor elected by the Annual Shareholders' Meeting, PricewaterhouseCoopers:		
Fees to statutory auditor, total	20	18
of which pertaining to audit	10	9

Note 5 - Depreciation, amortization, and impairment losses

	2008 DKK million	2007 DKK million
Recognized in the income statement under the following items:		
Cost of goods sold	351	296
Sales and distribution costs	15	13
Research and development costs	80	71
Administrative costs	13	15
Depreciation and impairment losses, property, plant and equipment, total	459	395
Recognized in the income statement under the following items:		
Cost of goods sold	55	44
Sales and distribution costs	10	14
Research and development costs	22	32
Administrative costs	10	5
Amortization and impairment losses, intangible assets, total	97	95
Depreciation, amortization, and impairment losses, total	556	490

Of which impairment losses on buildings are DKK 15 million in 2008, included in Cost of goods sold.

Of which impairment losses on goodwill and know-how are DKK 15 million in 2008, included in Cost of goods sold, while impairment losses on goodwill of DKK 22 million were included in Cost of goods sold and Research and development costs in 2007 (DKK 11 million in each item).

Note 6 - Other operating income, net

	2008 DKK million	2007 DKK million
Income and grants concerning research projects/collaborations	24	15
Settlement fee from Danisco	-	75
Other operating income, net	23	33
Other operating income, net, total	47	123

Note 7 - Financial income

	2008 DKK million	2007 DKK million
Interest income	91	105
Exchange gains on derivatives, net	106	-
Other foreign exchange gains, net	-	22
Fair value adjustment - stock-based payment	63	-
Dividends, etc., net	3	3
Financial income, total	263	130

Note 8 - Financial costs

	2008 DKK million	2007 DKK million
Interest costs	197	183
Foreign exchange losses on derivatives, net	-	17
Other foreign exchange losses, net	140	-
Other financial costs	11	12
Fair value adjustment – stock-based payment	-	14
Financial costs, total	348	226

Note 9 - Tax

	2008 DKK million	2007 DKK million
Tax payable on net profit	444	284
Change in deferred tax	(101)	60
Adjustment for previous years	14	(1)
Tax in the income statement	357	343
Calculation of effective tax rate:		
Corporation tax in Denmark	25.0%	25.0%
Non-deductible expenses	(0.1)%	0.9%
Difference in foreign tax rates	1.6%	1.2%
One-off impact of change in tax rate	(1.4)%	(2.6)%
Other adjustments	0.1%	0.3%
Effective tax rate	25.2%	24.8%

Note 10 - Intangible assets

	Completed IT development projects* DKK million	Acquired patents, licenses, and know-how DKK million	Goodwill DKK million	IT development projects in progress* DKK million	Total DKK million
Cost at January 1, 2008	229	1,011	537	31	1,808
Currency translation	-	(33)	(64)	-	(97)
Acquisition of companies	-	-	(12)	-	(12)
Additions during the year	-	32	-	25	57
Disposals during the year	-	-	-	-	-
Cost at December 31, 2008	**229**	**1,010**	**461**	**56**	**1,756**
Amortization and impairment losses at January 1, 2008	205	245	37		487
Currency translation	-	(5)	(2)		(7)
Amortization for the year	12	70	-		82
Impairment losses for the year	-	4	11		15
Amortization and impairment losses at December 31, 2008	**217**	**314**	**46**	**-**	**577**
Carrying amount at December 31, 2008	**12**	**696**	**415**	**56**	**1,179**
Cost at January 1, 2007	260	792	231	17	1,300
Currency translation	-	(5)	(10)	-	(15)
Acquisition of companies	-	328	316	-	644
Additions during the year	-	-	-	14	14
Disposals during the year	(31)	(104)	-	-	(135)
Cost at December 31, 2007	**229**	**1,011**	**537**	**31**	**1,808**
Amortization and impairment losses at January 1, 2007	221	295	15		531
Currency translation	(1)	(3)	-		(4)
Amortization for the year	16	57	-		73
Impairment losses for the year	-	-	22		22
Amortization reversed on disposals for the year	(31)	(104)	-		(135)
Amortization and impairment losses at December 31, 2007	**205**	**245**	**37**	**-**	**487**
Carrying amount at December 31, 2007	**24**	**766**	**500**	**31**	**1,321**

* Assets developed internally

The carrying amount of intangible assets, including goodwill, was tested for impairment at December 31, 2008. This did not reveal any need to write down the carrying amounts for impairment, although write-downs of DKK 15 million were made during the year based on a concrete assessment of a goodwill asset (DKK 11 million) and a know-how asset (DKK 4 million).

The impairment tests compared the discounted cash flow of the individual cash-generating units to the carrying amounts of the units. Cash flow is based on budgets and business plans for the period 2009–2027.

Material assumptions used in calculating the discounted cash flow are based on an assessment of the individual unit as follows:

	Microorganisms	BPI
Expected sales growth	7.5%	10–15%
Sales growth, terminal value	3.0%	0.6%
Discount factor	8.5%	8.5%

The reason for the change in the discount factor is that as of 2008, risks/probabilities are calculated directly in the cash flows, whereas in 2007 the risk premium was included in the discount factor.

Note 11 - Property, plant and equipment

	Land and buildings DKK million	Plant and machinery DKK million	Other equipment DKK million	Plant, property and equipment under construction DKK million	Total DKK million
Cost at January 1, 2008	2,940	4,234	977	677	8,828
Currency translation	33	55	18	9	115
Acquisition of companies	8	2	-	-	10
Additions during the year	105	179	64	554	902
Disposals during the year	(11)	(41)	(87)	(5)	(144)
Transfer (to)/from other items	51	345	58	(454)	-
Cost at December 31, 2008	**3,126**	**4,774**	**1,030**	**781**	**9,711**
Depreciation and impairment losses at January 1, 2008	1,211	3,105	670		4,986
Currency translation	4	47	12		63
Depreciation for the year	112	247	85		444
Impairment losses for the year	15	-	-		15
Depreciation and impairment losses eliminated on disposals during the year	(4)	(33)	(79)		(116)
Transfer (to)/from other items	(19)	20	(1)		-
Depreciation and impairment losses at December 31, 2008	**1,319**	**3,386**	**687**	**-**	**5,392**
Carrying amount at December 31, 2008	**1,807**	**1,388**	**343**	**781**	**4,319**
Cost at January 1, 2007	2,874	3,968	1,072	499	8,413
Currency translation	(62)	(77)	(26)	(15)	(180)
Acquisition of companies	38	16	1	-	55
Additions during the year	51	132	54	492	729
Disposals during the year	(4)	(26)	(159)	-	(189)
Transfer (to)/from other items	43	221	35	(299)	-
Cost at December 31, 2007	**2,940**	**4,234**	**977**	**677**	**8,828**
Depreciation and impairment losses at January 1, 2007	1,151	2,956	753		4,860
Currency translation	(18)	(53)	(19)		(90)
Depreciation for the year	82	224	89		395
Depreciation and impairment losses eliminated on disposals during the year	(4)	(22)	(153)		(179)
Depreciation and impairment losses at December 31, 2007	**1,211**	**3,105**	**670**	**-**	**4,986**
Carrying amount at December 31, 2007	**1,729**	**1,129**	**307**	**677**	**3,842**

Obligations to third parties relating to capital expenditure are DKK 173 million at December 31, 2008, compared to DKK 72 million at December 31, 2007.

Geographical distribution:	2008 DKK million	2007 DKK million
Denmark	2,333	2,148
Rest of Europe, Middle East, and Africa	151	190
North America	818	731
Asia Pacific	976	726
Latin America	41	47
Carrying amount at December 31	**4,319**	**3,842**

Note 12 - Deferred tax

	2008 DKK million	2007 DKK million
Deferred tax at January 1	(892)	(711)
Currency translation	(13)	14
Acquisition of companies	-	(31)
Tax on shareholders' equity items	55	(77)
Tax for the year	68	(87)
Deferred tax at December 31	**(782)**	**(892)**
Deferred tax assets	68	47
Deferred tax liabilities	(850)	(939)
Deferred tax at December 31	**(782)**	**(892)**

	Deferred tax assets DKK million	Deferred tax liabilities DKK million	Total DKK million
Intangible assets and property, plant and equipment	69	(692)	(623)
Deferred tax relating to inventories	221	(209)	12
Tax-loss carry-forwards and balance re recapture of tax losses	45	(18)	27
Stock options	118	-	118
Liabilities, etc.	228	(544)	(316)
	681	**(1,463)**	**(782)**
Offsetting items	(613)	613	-
Deferred tax at December 31, 2008	**68**	**(850)**	**(782)**
Due after more than 12 months	-	-	(779)
Unrecognized tax loss carry forward, etc.	47	-	-

	Deferred tax assets DKK million	Deferred tax liabilities DKK million	Total DKK million
Intangible assets and property, plant and equipment	5	(704)	(699)
Deferred tax relating to inventories	124	(187)	(63)
Tax-loss carry-forwards and balance re recapture of tax losses	41	(16)	25
Stock options	172	-	172
Liabilities, etc.	242	(569)	(327)
	584	**(1,476)**	**(892)**
Offsetting items	(537)	537	-
Deferred tax at December 31, 2007	**47**	**(939)**	**(892)**
Due after more than 12 months	-	-	(446)
Unrecognized tax loss carry forward, etc.	25	-	-

Tax-loss carry-forwards are recognized in deferred tax assets to the extent that the losses are expected to be realized in the form of future taxable profits.

Note 13 - Other financial assets

	2008 DKK million	2007 DKK million
Available-for-sale financial assets	46	116
Derivatives	130	88
Other financial assets	15	-
Other financial assets at December 31	**191**	**204**
Non-current assets	75	8
Current assets	116	196

Available-for-sale financial assets comprise the Group's holding of Novo Nordisk B stock, which has been acquired with a view to hedging the stock option obligation, cf. Note 24. The holding has been stated as current assets. A loss of DKK 15 million on market value adjustment has been recognized in Shareholders' equity in 2008, and DKK 38 million has been transferred from Shareholders' equity to Financial income relating to realization of stock. In 2007 the market value adjustment was DKK 40 million, and DKK 35 million was transferred to Financial income.

Note 14 - Inventories

	2008 DKK million	2007 DKK million
Raw materials and consumables	243	251
Work in progress	342	317
Finished goods	972	754
Inventories at December 31	**1,557**	**1,322**

Cost of materials, included under Cost of goods sold, is DKK 2,119 million, compared to DKK 1,897 million in 2007.

Expensed write-downs on inventories	50	50
Reversal of write-downs on inventories	8	9

Some of the reversal of write-downs can be attributed to written-down inventories being reused in production.

Note 15 - Trade receivables

	2008 DKK million	2007 DKK million
Trade receivables	1,508	1,361
Allowances for doubtful trade receivables	(126)	(86)
	1,382	**1,275**
Amounts owed by related companies	68	69
Trade receivables at December 31	**1,450**	**1,344**

	2008 DKK million	2007 DKK million
Changes in allowances for doubtful trade receivables:		
At January 1	86	103
Allowances during the year	71	26
Write-offs during the year	4	4
Reversed allowances	(35)	(47)
At December 31	**126**	**86**

The cost is included in Sales and distribution costs.

Allocation of overdue net receivables (not written off) by maturity period is as follows:		
Up to 30 days	185	212
Between 30 days and 90 days	82	50
Between 91 days and 365 days	45	25
At December 31	**312**	**287**

See also section on Risk factors.

Note 16 - Tax receivable and payable

	2008 DKK million	2007 DKK million
At January 1	158	198
Currency translation	(5)	6
Acquisition of companies	-	5
Tax on shareholders' equity items	1	18
Tax relating to the year	(426)	(255)
Tax paid on account for the current year, net	279	286
Tax received on account for previous years, net	(150)	(100)
Tax receivable/(payable) at December 31	**(143)**	**158**
Tax receivable	18	207
Tax payable	(161)	(49)
Tax receivable/(payable) at December 31	**(143)**	**158**
Of which due after more than 12 months	-	4

Note 17 - Other receivables

	2008 DKK million	2007 DKK million
Deposits	10	13
Prepaid expenses	64	44
Other receivables	72	67
Other receivables at December 31	**146**	**124**

Other receivables primarily fall due within 1 year from the balance sheet date.

Note 18 - Common stock

	2008 DKK million	2007 DKK million
Common stock		
Nominal value		
A common stock	107	107
B common stock	543	543
Common stock at December 31	**650**	**650**

	2008 No.	2007 No.
Shares of stock		
A shares of DKK 10	10,748,720	10,748,720
B shares of DKK 10	54,251,280	54,251,280
Shares of stock at December 31	**65,000,000**	**65,000,000**

Each A share gives an entitlement to 100 votes, while each B share gives an entitlement to 10 votes. The common stock was written down in 2004, 2005, and 2006.

	2008 No.	2007 No.
Shares of stock in circulation		
Number of shares at January 1	61,802,280	61,805,506
Purchase of treasury stock	-	(908,825)
Sale of treasury stock	154,193	905,599
Shares of stock in circulation at December 31	**61,956,473**	**61,802,280**

	2008 DKK million	2007 DKK million
Treasury stock - B stock		
Carrying amount		
Carrying amount at January 1	1,837	1,449
Additions during the year	-	500
Disposals during the year	(24)	(112)
Other	(22)	-
Carrying amount at December 31	**1,791**	**1,837**
Nominal value		
Nominal value at January 1	32	32
Additions during the year	-	1
Disposals during the year	(2)	(1)
Nominal value at December 31	**30**	**32**

	2008 No.	2007 No.
Number of shares		
Number of shares at January 1	3,197,720	3,194,494
Additions during the year	-	908,825
Disposals during the year	(154,193)	(905,599)
Number of shares at December 31	**3,043,527**	**3,197,720**

	2008 %	2007 %
Percentage of common stock		
Percentage of common stock at January 1	4.9%	4.9%
Additions during the year	-	1.4%
Disposals during the year	(0.2)%	(1.4)%
Percentage of common stock at December 31	**4.7%**	**4.9%**

Purchase of treasury stock was carried out to adjust equity ratio and hedge stock options.

	2008 DKK million	2007 DKK million
Profit basis for earnings per share	**1,062**	**1,042**

	2008 No.	2007 No.
Average number of shares:		
Average shares of stock	61,869,489	61,914,753
Adjustment for stock options	1,132,822	1,709,281
Average number of diluted shares	**63,002,311**	**63,624,034**

Note 19 - Minority interests

	2008 DKK million	2007 DKK million
Minority interests at January 1	10	34
Currency translation	1	(1)
Purchase of minority stock	-	(16)
Share of net profit	-	(6)
Dividend paid	-	(1)
Minority interests at December 31	**11**	**10**

Note 20 - Provisions for pensions and similar obligations

The Group has entered into pension agreements with a significant number of its employees. Most of the pension plans are defined contribution plans, and only a small number are defined benefit plans. A health insurance plan has also been established in the US.

Some of the pension plans are funded by payments from Group companies. However, some plans are not funded, and a liability has been recognized in the balance sheet for these plans.

As well as pension agreements, a few countries also have plans covering other long-term employee benefits that meet local requirements for insuring employees in the event of termination, etc.

	2008 DKK million	2007 DKK million
Amounts recognized in the income statement re defined benefit pension plans:		
Current service costs	4	6
Interest costs	2	2
Expected return on plan assets	(3)	(3)
Service costs relating to changes to plans	2	1
Total amount recognized in the income statement re defined benefit plans	**5**	**6**

The actual return on plan assets was a loss of DKK 8 million (a gain of DKK 1 million in 2007).

	2008 DKK million	2007 DKK million
Amounts recognized in the balance sheet re defined benefit pension plans:		
Present value of fully/partly funded obligations	51	63
Fair value of plan assets	(54)	(75)
	(3)	(12)
Present value of unfunded obligations	16	18
Unrecognized actuarial gains/(losses)	-	6
Unrecognized part of plan assets	3	4
Liability recognized in the balance sheet	**16**	**16**

	2008 DKK million	2007 DKK million
Change in the net liability:		
Opening net liability	16	15
Currency translation	-	(1)
Total pension costs expensed in the income statement	5	6
Contributions paid	(5)	(6)
Other changes	-	2
Closing net liability	**16**	**16**

The actuarial valuations of the most significant defined benefit plans are based on the following assumptions:

	2008	2007
Discount rates	4.6%	3.3%
Expected rate of return on plan assets	4.3%	4.3%
Future salary increases	1.3%	1.3%
Annual increase in healthcare costs	7.3%	7.3%

Note 21 - Provisions

	2008 DKK million	2007 DKK million
Provisions at January 1	215	154
Currency translation	(15)	(4)
Acquisition of companies	-	70
Additions during the year	38	8
Reversals during the year	(31)	(2)
Utilization during the year	(53)	(11)
Provisions at December 31	**154**	**215**
Current	33	84
Non-current	121	131

Provisions includes remainder of purchase price in connection with acquisitions, which was DKK 21 million in 2008 (DKK 87 million in 2007), of which DKK 8 million is expected to be settled within one year, while the rest will be settled over a period of up to nine years.

Provisions also includes items relating to liabilities for restoring rental premises to their original condition on moving out, pending litigation, and other long-term employee benefits with the exception of pensions and similar obligations. These are expected to be settled over a longer period.

Note 22 - Other financial liabilities

	2008 DKK million	2007 DKK million
Credit institutions	2,400	2,324
Derivatives	246	193
Other financial liabilities	22	21
Other financial liabilities at December 31	**2,668**	**2,538**
Non-current	1,576	1,724
Current	1,092	814

The credit institutions are payable within the following periods from the balance sheet date:

	2008	2007
Less than 1 year	911	779
Between 1 and 2 years	497	639
Between 2 and 3 years	-	329
Between 3 and 4 years	-	-
Between 4 and 5 years	557	-
After 5 years	435	577
Credit institutions at December 31	**2,400**	**2,324**

The debt is denominated in the following currencies:

	2008	2007
CAD	15	23
CNY	302	97
DKK	601	1,054
EUR	373	15
GBP	3	50
INR	88	65
JPY	6	18
SEK	-	16
USD	1,007	973
Other	5	13
Credit institutions at December 31	**2,400**	**2,324**

Debt to credit institutions runs to 2009–2036 at interest rates between 1.1% and 18.1%.

The interest rates on the above loans will be adjusted in 2009.

The carrying amount of credit institutions corresponds to the fair value.

See also section on Risk factors.

Analysis of time to maturity of financial liabilities

This table analyzes financial liabilities including derivatives broken down by payment periods, based on the contractual due date. The amounts are shown undiscounted, so the figures cannot be directly reconciled with the respective items in the balance sheet.

DKK million	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years
Financial liabilities at December 31, 2008				
Other financial liabilities	911	497	557	457
Trade payables	630	-	-	-
Other liabilities	1,004	-	-	38
Gross settlement of derivatives (outflow)	40	18	24	-

The figures below show the inflow from the above gross settlement of derivatives, so as to provide an adequate and fair picture of the actual draw on liquidity.

Gross settlement of derivatives (inflow)	23	15	28	-

DKK million	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years
Financial liabilities at December 31, 2007				
Other financial liabilities	779	639	329	577
Trade payables	422	-	-	-
Other liabilities	1,493	-	-	-
Gross settlement of derivatives (payments)	62	40	40	3

The figures below show the inflow from the above gross settlement of derivatives, so as to provide an adequate and fair picture of the actual draw on liquidity.

Gross settlement of derivatives (inflow)	72	45	45	3

Note 23 - Other current liabilities

	2008 DKK million	2007 DKK million
Employee costs payable	426	419
Taxes and duties payable	5	6
Accruals and deferred income	81	69
Stock-based payment	49	115
Other current liabilities	409	416
Other current liabilities at December 31	**970**	**1,025**

Note 24 - Stock-based payment, and remuneration

Novozymes has established stock option programs for Executive Management, managers, and other employees. The purpose of the stock option programs is to ensure common goals for Management, employees, and shareholders. Allocation of options is, and has been dependent on profit and value-creation targets being achieved, and the achievement of selected sustainability targets.

A new stock option program for all employees was launched in 2008. This program forms part of the program announced previously covering the period 2007-2010, with annual allocations conferring the right to purchase one share at a nominal price of DKK 10 per stock option. Allocations are made on the basis of the individual employee's basic salary and in accordance with the business targets – both finanial and nonfinancial – set by the Board of Directors for each year. The exercise price is calculated on the basis of the average closing price on NASDAQ OMX Copenhagen A/S on the first five trading days after publication of the 2008 financial statements. The stock options have a vesting period of four years, followed by an exercise period of five years. In order to exercise the options, the employee must still be employed on the exercise date. This does not apply to persons who have retired, taken a voluntary early retirement pension, or been given notice.

All the financial targets set for 2008 were achieved, but not all the nonfinancial targets, triggering an allocation of 97% of the maximum possible allocation to Executive Management and other managers. The allocation to other employees is 99% of the possible maximum.

Executive Management has previously also been allocated stock options with a maturity period of between six and eight years. For managers and other employees the stock options have previously been allocated with a maturity of eight years.

The above-mentioned stock option programs are primarily equity settled, and no liability is recognized for these. In the case of allocations in countries where ownership of foreign stock is not permitted, the value of the stock options is settled in cash, and a liability of DKK 19 million has been recognized for this in 2008 (DKK 33 million in 2007). The intrinsic value of the programs in 2008 was DKK 15 million (DKK 32 million in 2007).

At December 31, 2008, the Group's outstanding Novo Nordisk A/S stock options totaled 170,766, with an average exercise price of DKK 99 per share of DKK 1 and a market value of DKK 29 million, which is recognized as a liability. This liability is hedged by the Group's holding of Novo Nordisk A/S stock, which is recognized at market value. Executive Management and managers exercised 177,420 Novo Nordisk A/S options in 2008.

The Group is obliged to divest stock to Novo A/S with regard to stock options allocated to employees who were transferred to Novo A/S in connection with the Demerger. The stock will be divested if these employees exercise their employee options, and Novozymes A/S is committed to reimbursing expenses equivalent to the value of the stock at the time of the transition of the employees to Novo A/S. A total of 600 shares were divested in 2008, such that the obligation at December 31, 2008 totaled, 1,700 shares.

Stock options in Novozymes A/S	Executive Management	Other Managers	Other employees	Total	Number of options that can be exercised	Exercise price per option in DKK	Remaining term to maturity (years)
Outstanding at January 1, 2007	**67,379**	**1,213,379**	**1,509,729**	**2,790,487**	**857,939**	**183***	**5****
Additions during the year	179,374	244,642	200,034	624,050			
Change in Executive Management	(19,005)	19,005	-	-			
Options exercised in 2007	(17,600)	(205,125)	(532,529)	(755,254)		153*	
Terminations in 2007	-	(25,418)	(22,578)	(47,996)			
Outstanding at December 31, 2007	**210,148**	**1,246,483**	**1,154,656**	**2,611,287**	**1,623,842**	**266***	**5****
Additions during the year	245,857	302,079	248,389	796,325			
Options exercised in 2008	-	(91,611)	(74,192)	(165,803)		152*	
Terminations in 2008	-	(53,332)	(31,390)	(84,722)			
Outstanding at December 31, 2008	**456,005**	**1,403,619**	**1,297,463**	**3,157,087**	**1,447,748**	**298***	**5****

Stock options in Novozymes A/S	Executive Management	Other Managers	Other employees	Total	Number of options that can be exercised	Exercise price per option in DKK	Remaining term to maturity (years)	Market value in DKK million
Outstanding program 2000	2,200	11,317	-	13,517	13,517	101	-	4
Outstanding program 2001	6,300	71,918	-	78,218	78,218	159	1	20
Outstanding program 2001	-	-	210,761	210,761	210,761	186	1	50
Outstanding program 2002	7,700	87,650	170,286	265,636	265,636	169	2	67
Outstanding program 2003	33,600	330,705	515,311	879,616	879,616	148	3	238
Outstanding program 2006	10,437	356,907	-	367,344	-	344	6	58
Outstanding program 2006	-	4,290	-	4,290	-	400	6	1
Outstanding program 2007	149,911	219,909	170,381	540,201	-	495	7	72
Outstanding program 2007	-	26,244	-	26,244	-	585	9	1
Outstanding program 2007	-	8,349	-	8,349	-	596	7	1
Outstanding program 2008	245,857	260,492	230,724	737,073	-	390	8	135
Outstanding program 2008	-	17,294	-	17,294	-	417	9	1
Outstanding program 2008	-	8,544	-	8,544	-	403	8	1
Outstanding at December 31, 2008	**456,005**	**1,403,619**	**1,297,463**	**3,157,087**	**1,447,748**	**298***	**5****	**649**

* The exercise price is an average of several option programs.

** Remaining term to maturity is stated as a weighted average of the outstanding options.

Market value is calculated on the basis of the Black–Scholes model for valuation of options. The historical volatility for the last year is used when calculating the value of the options at year-end. The risk-free interest is based on Danish government bonds with a maturity equivalent to the option's expected remaining term to maturity. The expected maturity is fixed at one year after the expiry of the binding period, or the option's expiry date if this is within one year.

The following assumptions are used when calculating market value at the end of the period:

	2008	2007
Dividend per share, DKK	5.25	5.00
Volatility, %	55.4	25.8
Average risk-free interest, %	2.9	4.2
Stock price	418	582

Holdings of and trading in Novozymes A/S stock by the Board of Directors and Executive Management

Number of shares	Board of Directors	Executive Management	Total
Stock portfolio at January 1, 2007	7,997	911	8,908
Change in Executive Management	-	(14,420)	(14,420)
Purchase of stock during the year	7,668	5,100	12,768
Stock granted during the year	-	152,145	152,145
Sale of stock during the year	-	(121,325)	(121,325)
Stock portfolio at December 31, 2007	**15,665**	**22,411**	**38,076**
Change in Board of Directors	(920)	-	(920)
Purchase of stock during the year	820	16,351	17,171
Sale of stock during the year	-	(10,200)	(10,200)
Stock portfolio at December 31, 2008	**15,565**	**28,562**	**44,127**

The stock portfolio had a market value of DKK 22 million at December 31, 2007, and DKK 18 million at December 31, 2008, based on the listed market price at year-end 2007 and 2008 respectively.

Holdings, exercise, and allocations of Novozymes A/S stock options by the Board of Directors and Executive Management

Number of stock options	Options at January 1, 2008	Additions during the year	Exercised during the year	Options at Dec. 31, 2008	Market value in DKK million
Steen Riisgaard	80,719	56,737	-	137,456	25.4
Per Falholt	41,614	37,824	-	79,438	13.7
Benny D. Loft	36,093	37,824	-	73,917	11.8
Peder Holk Nielsen	41,614	37,824	-	79,438	13.7
Thomas Nagy	5,054	37,824	-	42,878	7.7
Thomas Videbæk	5,054	37,824	-	42,878	7.7
Holdings of stock options	**210,148**	**245,857**	-	**456,005**	**80.0**

The employee-elected board members also hold stock options in Novozymes A/S, granted in connection with stock option allocations in previous years covering all employees in Novozymes A/S on the relevant dates.

	2008 DKK million	2007 DKK million
Number of Executive Management members	6	5
Remuneration to Executive Management:		
Salaries	29	20
Pensions	5	5
Total remuneration to Executive Management	**34**	**25**
Total remuneration to the Board of Directors	**5**	**4**

A stock-based incentive program was adopted for Executive Management for the period 2004–2006. The targets for the program, which were based on the economic value added, were achieved in 2006, and the allocation of stock took place in 2007. Executive Management received a total of 152,145 B shares in 2007.

In 2007 a new four-year stock option program was adopted with annual allocations to Executive Management. A general condition for the annual allocations is that the budget for the coming year will in all probability lead to revenue of DKK 10 billion in 2010. Additionally, the allocation is based on achievement of financial and nonfinancial targets that are set each year. The exercise price is calculated on the basis of the average closing price on NASDAQ OMX Copenhagen A/S on the first five trading days after the publication of the financial statements.

The program contains a maximum clause that allows the Board of Directors to limit the number of stock options that are allocated to Executive Management over the four years. This limitation can be implemented if the intrinsic value of the total allocated stock options exceeds DKK 200 million at the time of computation in January 2011.

In 2008 the financial targets had a weighting of 0–75% and the nonfinancial targets a weighting of 0–25%. As the financial targets were achieved but some of the nonfinancial targets were not, the Board of Directors decided to allocate 245,857 stock options, corresponding to 97% of the maximum available allocation, to Executive Management.

The total value of the options allocated for 2008, based on the Black–Scholes model, was DKK 30 million at grant date, DKK 7 million of which has been recognized in the income statement for 2008. The intrinsic value of the 392,618 stock options that have been allocated to the current Executive Management over the four-year program was DKK 7 million at December 31, 2008.

Members of Executive Management have contracts of employment containing standard conditions for members of Executive Management of Danish listed companies, including the periods of notice that both parties are required to give and competition clauses. If the executive officer's contract of employment is terminated by the company, without there having been misconduct on the part of the executive officer, the executive officer has the right to compensation, which, depending on the circumstances, may amount to a maximum of three years' salary and pension contributions.

Note 25 - Foreign currencies in the balance sheet

Hedging of assets and liabilities in foreign currency (transaction risk)

The table below shows the Group's assets and liabilities in foreign currencies at December 31, 2008, calculated as the total of each Group company's assets and liabilities in a currency other than its own. The table also shows the derivatives used to hedge these assets and liabilities.

DKK million	Currency exposure	Derivatives	Net currency exposure	Exchange rate at Dec. 31, 2008 (for 100 units)
AUD	131	(111)	20	364.60
CNY	51	-	51	77.32
CHF	(668)	337	(331)	497.93
EUR	405	-	405	745.06
JPY	89	(56)	33	5.85
USD	180	(82)	98	528.49
Other		124	124	
	188	**212**	**400**	

Transaction risk is the possibility of gains/losses on transactions that are open on the balance sheet date as a result of subsequent exchange rate changes. Gains/losses are recognized in the income statement.

Hedging of investments in foreign subsidiaries (translation risk)

DKK million	Net investment in foreign subsidiaries	Derivatives	Net assets with translation risk	Exchange rate at Dec. 31, 2008 (for 100 units)
AUD	53	-	53	364.60
BRL	105	-	105	227.11
CAD	102	-	102	429.90
CHF	690	-	690	497.93
CNY	908	-	908	77.32
EUR	66	-	66	745.06
GBP	122	-	122	764.79
INR	130	-	130	11.01
SEK	199	-	199	68.04
USD	434	(211)	223	528.49
Other	58	-	58	-
	2,867	**(211)**	**2,656**	

Translation risk is the possibility of gains/losses arising from translation of net assets in subsidiaries as a result of subsequent exchange rate changes. Gains/losses are recognized directly in Currency translation under Shareholders' equity.

See also section on Risk factors.

Note 26 - Derivatives

Cash flow hedges

The table below shows the derivatives that the Group has contracted to hedge currency exposure or interest rate exposure on expected future cash flows. The total fair value adjustment at year-end is entered directly in Shareholders' equity and will be taken to the income statement as the financial contracts are realized, with the exception of currency translation and accrued interest on currency swaps used for interest hedging, as these do not qualify as cash flow hedges and are therefore entered directly in the income statement.

	2008		2007	
DKK million	Contract amount based on agreed rates	Market value Dec. 31	Contract amount based on agreed rates	Market value Dec. 31
Forward exchange contracts (sales)				
JPY	216	1	84	2
USD	2,031	84	-	-
	2,247	**85**	**84**	**2**
Currency options (purchased put options)				
USD	-	-	972	60
	-	-	972	60
Interest rate swaps				
USD/USD - pays fixed rate of 3.73% / earns variable rate of 1.83% (compared to 5.38% in 2007)	244	(2)	244	1
CAD/CAD - pays fixed rate of 6.77% / earns variable rate of 1.62% (compared to 6.16% in 2007)	15	(3)	22	(1)
	259	**(5)**	**266**	**-**
Currency swaps				
EUR/DKK - pays fixed rate of 4.27% / earns variable rate of 4.92% (compared to 4.93% in 2007)	250	(13)	250	1
EUR/USD - pays fixed rate of 3.84% / earns variable rate of 1.53% (compared to 4.91% in 2007)	527	(89)	527	(100)
EUR/USD - pays fixed rate of 4.03% / earns variable rate of 1.47% (compared to 4.86% in 2007)	384	(55)	384	(58)
	1,161	**(157)**	**1,161**	**(157)**
	3,667	**(77)**	**2,483**	**(95)**

There is no hedging ineffectiveness.

The forward exchange contracts and currency options fall due in the period January 2009 to June 2010 (January 2008 to December 2008 at the end of 2007), while the interest rate and currency swaps fall due in the period June 2009 to July 2017 (June 2009 to July 2017 at the end of 2007).

The Group's expected future net cash flows in USD and JPY are hedged as follows:

	2008	2007
USD	18 months	12 months
JPY	12 months	6 months

Hedges of net investments in foreign subsidiaries

The table below shows the derivatives that the Group has contracted to hedge currency exposure on investments in subsidiaries. Gains or losses on market value adjustments (excluding accrued interest) at year-end are entered directly in Shareholders' equity.

DKK million	2008 Contract amount based on agreed rates	2008 Market value Dec. 31	2007 Contract amount based on agreed rates	2007 Market value Dec. 31
Currency swap				
CHF/DKK - pays fixed rate of 3.62% / earns fixed rate of 5.27%	-	-	275	6
	-	-	275	6
Currency loan				
USD - pays variable rate of 1.85% (compared to 4.94% in 2007)	244	33	244	41
	244	**33**	**244**	**41**
	244	**33**	**519**	**47**

There is no hedging ineffectiveness.

The currency swap falls due in June 2009 (June 2009 at the end of 2007).

Fair value hedges

The table below shows the derivatives that the Group has contracted to hedge currency exposure on financial assets and liabilities that give rise to currency adjustments in the income statement, and derivatives that no longer fulfil the criteria for cash flow hedges. Gains or losses on market value adjustments at year-end are entered in the income statement.

DKK million	2008 Contract amount based on agreed rates	2008 Market value Dec. 31	2007 Contract amount based on agreed rates	2007 Market value Dec. 31
Forward exchange contracts (sales)				
AUD	118	7	155	(1)
CAD (net purchase)	(26)	-	-	-
CHF (net purchase)	(322)	16	344	(5)
GBP (net purchase)	(90)	(7)	11	(2)
KRW (net purchase)	(34)	(1)	-	-
JPY	51	(5)	40	1
SEK	18	-	185	-
USD	88	5	210	1
	(197)	**15**	**945**	**(6)**

The forward exchange contracts fall due in the period February 2009 to June 2009 (January 2007 to June 2008 at the end of 2007).

The gain on forward exchange contracts was DKK 0 million (DKK 23 million in 2007), compared to a loss on the hedged items of DKK 13 million (DKK 26 million i 2007).

A sensitivity analysis and description of the credit risk, liquidity risk, and market risk will be found in the section on Risk factors.

The carrying amounts for the categories Loans and receivables and Other financial liabilities at December 31, 2008, are DKK 2,593 million and DKK 3,870 million respectively (DKK 1,928 million and DKK 3,587 million in 2007). For the categories Hedge accounting (asset), Available-for-sale financial assets, and Hedge accounting (liability) the carrying amounts are shown in the balance sheet and the notes.

Note 27 - Commitments and contingent liabilities

	2008 DKK million	2007 DKK million
Commitments		
Rental commitments expiring within the following periods from the balance sheet date:		
Within 1 year	46	38
Between 1 and 2 years	37	32
Between 2 and 3 years	32	27
Between 3 and 4 years	29	24
Between 4 and 5 years	25	19
After 5 years	62	65
Rental commitments at December 31	**231**	**205**

Of which commitments to subsidiaries at December 31, 2008, amount to DKK 37 million, compared to DKK 42 million at December 31, 2007. The above rental commitments relate to non-cancelable operating lease contracts, primarily for buildings and offices.

The following amount has been recognized in the consolidated income statement in respect of rentals	66	64
Other liabilities		
Contractual obligations to third parties relating to capital expenditure, etc.	173	72
Other guarantees		
Other guarantees and commitments to subsidiaries	80	79
Other guarantees and commitments	113	71

Pending litigation and arbitration
Novozymes is engaged in certain legal proceedings. In the opinion of the Board of Directors and Executive Management, settlement or continuation of these proceedings will not have a material effect on the Group's financial position. A liability has been recognized under Provisions in case the risk of a loss should arise.

Contract conditions
Several of the partnership contracts to which Novozymes is a party could be terminated by the opposite party in the event of significant changes concerning ownership or control of Novozymes. Furthermore a few contracts contain provisions that restrict Novozymes' licenses to specific forms of technology in such situations.

Liability for the debts and obligations of Novo Nordisk A/S
As a result of the Demerger of Novo Nordisk A/S into two companies, Novo Nordisk A/S and Novozymes A/S are jointly and severally liable in accordance with Section 136, subsection 2 of the Danish Companies Act for debts and obligations arising after January 1, 2000, but relating to the period before January 1, 2000, that cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S. Liability will be distributed proportionally between the two companies.

Note 28 - Joint ventures

Novozymes A/S has interests in two joint ventures, namely two houseowners' associations run as jointly controlled entities with Novo Nordisk A/S. The objects of the associations are the operation and maintenance of common facilities.

Novozymes' share of the net profit, assets, and liabilities of the two joint ventures is included in the consolidated financial statements on a proportionate basis as follows:

	2008 DKK million	2007 DKK million
Non-current assets	41	41
Current assets	45	47
Total assets at December 31	**86**	**88**
Non-current liabilities	(63)	(63)
Current liabilities	(23)	(25)
Total liabilities at December 31	**(86)**	**(88)**
Net profit	-	-

Novozymes A/S has not assumed any material contingent liabilities in connection with its interests in these joint ventures.

Note 29 - Related party transactions

Novozymes A/S is controlled by Novo A/S , which owns 25.5% of the stock in Novozymes A/S. The remaining stock is widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark).
Related parties are considered to be the Novo Nordisk Foundation and its subsidiaries i.e. the Novo and Novo Nordisk Groups, and the directors of these entities, and the Board of Directors and Executive Management of Novozymes A/S, together with their immediate families. Related parties also include companies in which the above persons have significant interests.

All agreements relating to these transactions are based on the list prices used for sale to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated regularly. The Group has had the following transactions with related parties:

	2008 DKK million	2007 DKK million
Sale of goods, materials, and services		
Sale of goods and materials:		
- The Novo Nordisk Group	35	48
- Minority shareholders in subsidiaries	-	28
Sale of services:		
- The Novo Nordisk Group	112	111
Total sale of goods, materials, and services	**147**	**187**

Purchase of goods, materials, services, and assets

Purchase of goods and materials:		
- Novo Nordisk A/S	(77)	(62)
- Minority shareholders in subsidiaries	(47)	(24)
Purchase of services:		
- NNIT A/S	(67)	(56)
- Novo Nordisk Servicepartner A/S	-	(12)
- Novo Nordisk A/S	(59)	(57)
- Novo Nordisk Engineering A/S	(81)	(66)
- Minority shareholders in subsidiaries	(2)	(1)
Total purchases of goods, materials, services, and assets	**(333)**	**(278)**

There have not been any material transactions with the Novo Nordisk Foundation or with Management of Novozymes A/S, Novo A/S, the Novo Nordisk Foundation, or the Novo Nordisk Group, other than normal remuneration. The remuneration of the Board of Directors and Executive Management is presented in Note 24.

	2008 DKK million	2007 DKK million
Receivables:		
Novo A/S	-	2
The Novo Nordisk Group	30	58
Minority shareholders in subsidiaries	-	-
Receivables at December 31	**30**	**60**

	2008 DKK million	2007 DKK million
Payables:		
The Novo Nordisk Group	(63)	(46)
Payables at December 31	**(63)**	**(46)**

Note 30 - Government grants

During the financial year the Novozymes Group has received grants of DKK 17 million for research and development, compared to DKK 8 million in 2007. Government grants are recognized under Other operating income, net.

Government grants includes grants from the EU for various research projects and from the US Department of Energy for biomass.

Note 31 - Non-cash expenses

	2008 DKK million	2007 DKK million
Financial gain/loss on sale of assets	8	7
Allowances for doubtful trade receivables	40	(21)
Expensed tax	357	343
Depreciation, amortization, and impairment losses	556	490
Stock-based payment	41	20
(Gain)/loss on financial assets, etc., net	(63)	16
Unrealized foreign exchange (gain)/loss	(8)	22
Accrued interest income and interest costs	105	78
Change in provisions	(44)	67
Other items	1	6
Non-cash expenses	**993**	**1,028**

Note 32 - Cash and cash equivalents

	2008 DKK million	2007 DKK million
Credit institutions - current (see Note 22)	(911)	(779)
Of which bank loan repayable in 2009	657	-
	(254)	**(779)**
Cash at bank and in hand	997	460
Cash and cash equivalents at December 31	**743**	**(319)**

Note 33 - Expiration date for undrawn committed credit facilities

DKK 1,000 million of the undrawn committed credit facilities expires within one year. Expiration of the remaining DKK 2,000 million of the undrawn committed credit facilities exceeds 4 years.

Note 34 - Acquisition of activities and companies

Final statement of fair value for companies bought in previous years

	Biocon's enzyme business			Philom Bios Inc.		
	Final statement of fair value on date of acquisition	Preliminary statement of fair value on date of acquisition	Change	Final statement of fair value on date of acquisition	Preliminary statement of fair value on date of acquisition	Change
The assets and liabilities arising from acquisitions are as follows:						
Intangible assets	318	318	-	59	59	-
Property, plant and equipment	9	9	-	47	37	10
Inventories	29	29	-	36	24	12
Receivables and prepayments	40	40	-	6	7	(1)
Cash and cash equivalents	-	-	-	8	8	-
Liabilities	(9)	(9)	-	(64)	(55)	(9)
Acquired net assets	**387**	**387**	**-**	**92**	**80**	**12**
Goodwill on acquisitions	218	218	-	27	39	(12)
Total purchase price	**605**	**605**		**119**	**119**	
Less:						
Cash and cash equivalents in acquired companies	-	-	-	8	8	-
Cash outflow for acquisitions of companies	**605**	**605**		**111**	**111**	

The preliminary statements of fair value on the acquisition date given in the financial statements for 2007 were finalized in 2008. The corrections have been recognized in the respective items and included in additions where specified.

Note 35 - Accounting estimates and judgments

In accordance with the generally accepted accounting principles, calculation of the carrying amount of certain assets and liabilities requires estimates and judgments to be made of future events. Estimates and judgments are based on historical experiences and other factors which Management considers reasonable and relevant. These assumptions may be incomplete or inaccurate, and unexpected events may occur, as a result of which the estimates and judgments made are subject to a certain degree of natural uncertainty.

In the case of acquisition of a new enterprise, the cost of the acquisition is allocated to the enterprise's assets, liabilities, and contingent liabilities, with any residual value recognized as goodwill. In particular, there is often no active market for intangible assets, as a result of which calculation of the fair value of these assets is based on an independent measurement and Management estimate. Further information on acquisitions will be found in Note 34 in the consolidated financial statements.

Annual impairment testing of goodwill is based on the value in use of the individual cash flow-generating unit, using the discounted cash flow method. The calculation is based on budgets approved by Management. Cash flows after the budget period are extrapolated using individual growth rates. The discount factor used for the calculation does not contain possible impacts of future risks, as these are included in future cash flows. The cash flows and growth rates take account of previous experiences, and represent Management's best estimate of future development. In combination with the discount factor, however, these judgments may have a significant impact on the calculated values and therefore on the impairment of goodwill. Further information will be found in Note 10.

Deferred tax assets and liabilities are recognized in the financial statements. Determining the value of these assets and liabilities also requires a judgment by Management.

Allowances for doubtful trade receivables are based on a country-specific credit rating by external rating agencies. However, the allowances also reflect Management's judgment and review of the individual receivables based on individual customer creditworthiness and current economic trends.

Provisions are Management's best estimate of the amount with which liabilities are expected to be settled. Further information will be found in Note 21.

Calculation of cash-settled stock option programs is based on the Black–Scholes model. The input variables for this model include assumptions about the stock option's expected volatility and term to maturity. These input variables are based on estimates, and can impact the recognized employee costs and employee costs payable. Further information on stock options can be found in Note 24.

See also section on Risk factors.

Note 36 - Water allocated to primary source

	2008 1,000 m^3	2007 1,000 m^3
Drinking water	3,486	3,275
Industrial water	1,913	1,807
Steam	294	282
Water, total	5,693	5,364

Note 37 - Internally generated energy allocated to primary source

	2008 1,000 GJ	2007 1,000 GJ
Coal	0	17
Gas oil	38	40
Heavy fuel oil	181	184
Light fuel oil	12	11
Natural gas	689	604
Internally generated energy, total	920	856

Note 38 - Treated wastewater for irrigation

	2008 1,000 m^3	2007 1,000 m^3
Volume	476	679
Nitrogen, tons	10	11
Phosphorus, tons	16	14

Note 39 - Total waste volume by disposal method

	2008 Tons	2007 Tons
Incineration	1,108	1,553
Landfilling	3,663	3,348
Recycling	4,484	4,476
Other	714	937
Waste, total	9,969	10,314

Note 40 - CO_2 emissions by internally and externally generated energy

	2008 1,000 tons	2007 1,000 tons
Internally generated energy	57	54
Externally generated energy	465	432
CO_2 emissions, total	522	486

Note 41 - Global warming, CO_2-equivalents

	2008 1,000 tons	2007 1,000 tons
Internally generated energy	57	54
Externally generated energy	465	432
Ozone-depleting substances, HCFCs	2	2
CO_2-equivalents, total	524	488

Note 42 - Ozone layer depletion, CFC_{11}-equivalents

	2008 Kg	2007 Kg
HCFCs	77	42
CFC_{11}-equivalents, total	77	42

Note 43 - Employee statistics

	2008 No.	2007 No.
Women	1,830	1,743
Men	3,316	3,190
Employees, total	5,146	4,933
Full-time employees	4,853	4,661
Part-time employees	293	272
Employees, total	5,146	4,933
Denmark	2,362	2,220
Rest of Europe, Middle East, and Africa	429	405
North America	842	791
Asia Pacific	1,333	1,336
Latin America	180	181
Employees, total	5,146	4,933
Senior management	160	150
Management	739	661
Professional	1,270	1,231
Administrative	619	564
Skilled workers, laboratory technicians, and other technicians	953	998
Process operators	1,405	1,329
Employees, total	5,146	4,933

Note 44 - Percentage of women by job category

	2008 %	2007 %
Senior management	19.4	16.7
Management	30.2	30.6

As there is a particular focus on the percentage of women at management level, the percentage of women is only reported for Senior management and Management and not for other job categories.

Note 45 - Job creation

	2008 No.	2007 No.
Net growth in number of employees, organic	213	156
Net growth in number of employees, acquisitions	0	233
Terminations	503	387

Note 46 - Rate of absence by job category

	2008 %	2007 %
Senior management, Management, professional, and administrative	1.2	1.2
Skilled workers, laboratory technicians, other technicians, and process operators	3.2	3.4

Rate of absence has been broken down by grouped job categories based on whether the work carried out is primarily office based, and is therefore not stated per job category.

Note 47 - Consequences of occupational accidents

	2008 No.	2007 No.
Return to original job	33	28
Return to a different job in the same department	1	0
Transfer to a different job in another department	1	0
No longer employed by Novozymes, but still able to work	1	1
Out of work or early retirement	0	3
Case pending	3	4
Occupational accidents, total	**39**	**36**
Total days of absence	717	881

For comparison purposes, cases which were pending at the end of 2007 have been updated in line with information available at the end of 2008. The derived figure for total days of absence has also been updated.

Note 48 - Consequences of occupational diseases

	2008 No.	2007 No.
Return to original job	13	8
Transfer to a different job in another department	1	1
Out of work or early retirement	0	1
Case pending	4	3
Occupational diseases, total	**18**	**13**
Total days of absence	387	254

Note 49 - Types of occupational diseases

	2008 No.	2007 No.
Musculo-skeletal disorders	8	9
Skin diseases	2	1
Identified Hearing disorders	8	0
Stress related	0	1
Enzyme allergy	0	2
Occupational diseases, total	18	13

COMPANIES IN THE NOVOZYMES GROUP

Group Companies	Country	Activity						Issued common stock paid-up stock	Percentage of shares owned
Novozymes Australia Pty. Ltd.	Australia			■			AUD	500,000	100
Novozymes Biopharma Holdings AU Ltd.	Australia					□	AUD	30,000,001	100
Novozymes Biopharma AU Ltd.	Australia		●	■	▲		AUD	101,184,909	100
Novozymes Austria GmbH	Austria			■			EUR	36,337	100
Novozymes Belgium BVBA	Belgium			■			EUR	18,600	100
Novozymes Latin America Ltda.	Brazil	○	●	■			BRL	23,601,908	100
Novozymes Biologicals Ltd.	Canada		●	■	▲		CAD	4,079,799	100
Novozymes Biologicals Investments, Inc.	Canada					□	CAD	100	100
Novozymes (China) Biotechnology Co. Ltd.	China	○	●	■			CNY	859,058,400	100
Novozymes (China) Investment Co. Ltd.	China			■			CNY	816,449,373	100
Novozymes (Shenyang) Biologicals Co. Ltd.	China			■			CNY	31,793,578	100
Qingdao Huayuan Fine Bio-Products Co. Ltd.	China		●	■			CNY	27,000,000	82
Suzhou Hongda Enzyme Co. Ltd.	China	○	●	■			CNY	356,744,150	96
Novozymes A/S	Denmark	○	●	■	▲	□	DKK	650,000,000	100
Novozymes Adenium Biotech A/S	Denmark					□	DKK	600,000	100
Novozymes Bioindustrial A/S	Denmark					□	DKK	1,000,000	100
Novozymes Bioindustrial China A/S	Denmark					□	DKK	729,700,000	100
Novozymes Biopolymer A/S	Denmark			■	▲		DKK	710,000	100
Novozymes Biopolymer Holding A/S	Denmark					□	DKK	710,000	100
Novozymes Biopharma DK A/S	Denmark					□	DKK	2,500,000	100
Novozymes Biologicals Holding A/S	Denmark					□	DKK	500,000	100
Novozymes Biologicals France S.A.	France			■			EUR	650,000	100
Novozymes France S.A.	France			■			EUR	45,735	100
Novozymes Deutschland GmbH	Germany			■			EUR	255,646	100
Novozymes Hong Kong Ltd.	Hong Kong					□	HKD	768,285,140	100
Novozymes South Asia Pvt. Ltd.	India		●	■	▲		INR	1,550,000,020	100
Novozymes Italia S.r.l.	Italy			■			EUR	10,400	100
Novozymes Biologicals Japan Ltd.	Japan			■			JPY	30,000,000	100
Novozymes Japan Ltd.	Japan			■	▲		JPY	300,000,000	100
Novozymes Malaysia Sdn. Bhd.	Malaysia			■			MYR	6,666,414	100
Novozymes Mexicana, S.A. de C.V.	Mexico			■			MXN	338,100	100
Novozymes Mexico, S.A. de C.V.	Mexico			■			MXN	35,224,200	100
Novozymes Netherlands B.V.	Netherlands			■			EUR	18,000	100
Novozymes Singapore Pte. Ltd.	Singapore			■			SGD	59,071,000	100
Novozymes South Africa (Pty) Ltd.	South Africa			■			ZAR	100	100
Novozymes Korea Limited	South Korea			■			KRW	3,300,000,000	100
Novozymes Spain S.A.	Spain			■			EUR	360,607	100
Novozymes Biopharma Sweden AB	Sweden		●	■	▲		SEK	28,001,000	100
Novozymes Switzerland AG	Switzerland			■			CHF	5,000,000	100
Novozymes Switzerland Holding AG	Switzerland					□	CHF	3,000,000	100
Novozymes Enzim Dis Ticaret Limited Sirketi	Turkey			■			TRY	21,000	100
Novozymes Biopharma UK Ltd.	UK		●	■	▲		GBP	22,535,113	100
Novozymes UK Ltd.	UK			■			GBP	1,000,000	100
Novozymes Biologicals, Inc.	USA		●	■	▲		USD	3,000,000	100
Novozymes Biologicals, Ltd.	USA			■			USD	10,000	100
Novozymes Biopolymer US, Inc.	USA					□	USD	1	100
Novozymes Biopharma US, Inc.	USA					□	USD	1	100
Novozymes Blair, Inc.	USA					□	USD	-	100
Novozymes, Inc.	USA				▲		USD	1,000	100
Novozymes North America, Inc.	USA	○	●	■	▲		USD	17,500,000	100
Novozymes US, Inc.	USA					□	USD	115,387,497	100

Joint Ventures	Country	Activity	Proportion of ownership interest
Hallas Park houseowners' association	Denmark	□	50
Smørmosen houseowners' association	Denmark	□	50

○ ISO 14001-certified sites. All major companies are also ISO 9001-certified.
● Production
■ Sales & Marketing
▲ Research & Development
□ Holding companies, etc.

STATEMENT OF THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

The Board of Directors and Executive Management have considered and approved the Annual Report for 2008 of Novozymes A/S.

The consolidated financial statements are presented in accordance with the International Financial Reporting Standards, as adopted by the EU, and the Parent Company financial statements are presented in accordance with the Danish Financial Statements Act. In addition, the Annual Report has been prepared in accordance with the additional Danish annual report requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the Group's internal controls relevant to preparation and presentation of an annual report are adequate. The Annual Report therefore provides a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2008 and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year 2008.

We further consider that the Management's review in the Annual Report gives a true and fair view of the development in the Group's activities and business, the profit for the year, and the Group's financial position as a whole, and a description of the most significant risks and uncertainties to which the Group is subject.

We recommend that the Annual Report be approved by the Annual Shareholders' Meeting.

Bagsvaerd, January 22, 2009

Executive Management:

Steen Riisgaard
President & CEO

Per Falholt

Benny D. Loft

Thomas Nagy

Peder Holk Nielsen

Thomas Videbæk

Board of Directors:

Henrik Gürtler
Chairman

Kurt Anker Nielsen
Vice-Chairman

Paul Petter Aas

Arne Juul Hansen

Jerker Hartwall

Søren Henrik Jepsen

Ulla Morin

Walther Thygesen

Mathias Uhlén

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Novozymes A/S

We have audited the Annual Report of Novozymes A/S for 2008, which comprises the Statement of the Board of Directors and Executive Management, Management's review, accounting policies, income statement, balance sheet, statement of shareholders' equity, statement of cash flows and notes for the Group as well as for the Parent Company, and environmental, social and knowledge data for the Group. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the Parent Company Financial Statements are prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Management's Responsibility for the Annual Report

Management is responsible for the preparation and fair presentation of the Annual Report in accordance with the said legislation and accounting standards. This responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with International and Danish Auditing Standards. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance as to whether the Annual Report is free from material misstatement. An audit involves performing procedures to obtain audit evidence of the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Entity's preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's assets, liabilities and financial position at December 31, 2008 and of the results of the Group's operations and consolidated cash flows for the financial year 2008, in accordance with International Financial Reporting Standards, as adopted by the EU, and additional Danish disclosure requirements for annual reports of listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the Parent Company's assets, liabilities and financial position at December 31, 2008 and of the results of the Parent Company's operations for the financial year 2008 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for annual reports of listed companies.

Bagsvaerd, January 22, 2009

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Kim Füchsel
State Authorised Public Accountant

Torben Jensen
State Authorised Public Accountant

INDEPENDENT ASSURANCE REPORT ON NOVOZYMES' ENVIRONMENTAL AND SOCIAL RESPONSIBILITY REPORTING 2008

Subject matter, responsibilities, objectives and scope of assurance report
The environmental and social data and information presented in the Annual Report on which this Assurance Report is based are also comprised by our audit of the Annual Report. As further agreed with Management, we have performed work to express a conclusion in relation to each of the key principles of the AA1000 Assurance Standard (2003): materiality, completeness and responsiveness, and to evaluate the environmental and social responsibility data and information in the Annual Report for 2008, as well as underlying systems, processes and competences underpinning performance.

The environmental and social responsibility reporting is the responsibility of Novozymes' Management. Our responsibility is to express a conclusion as well as to make recommendations on the environmental and social responsibility information in the Annual Report.

Basis of conclusion
We planned and performed our work based on the AA1000 Assurance Standard and in accordance with the International Standard on Assurance Engagements (ISAE) 3000, "Assurance Engagements other than Audits or Reviews of Historical Financial Information (revised)", to obtain reasonable assurance that the environmental and social responsibility reporting in the Annual Report is free from material misstatements and that the information has been presented in accordance with the accounting policies applied. On the basis of an assessment of materiality and risk, our assurance work included an examination, on a sample basis, of management and reporting systems, processes and competences supporting Novozymes' performance, as well as systems, procedures and evidence supporting the social and environmental data and information disclosed in the Annual Report. Our assurance work further included interviews with members of Executive Management, local management and specialists in key environmental and social areas, as well as an assessment of stakeholder engagement and Novozymes' understanding of non-financial impacts, including its sphere of influence. Further, we performed an assessment of the reporting against peer reporting, media reports and industry knowledge. Our activities were undertaken at selected reporting units in the USA, China, India and Denmark. We believe that the work performed provides a reasonable basis for our conclusion.

Conclusion
Based on the work performed, we state our conclusion in relation to each of the key principles of the AA1000 Assurance Standard (2003): materiality, completeness and responsiveness.

Materiality
In our opinion, the Annual Report, while mainly addressing corporate financial stakeholders, provides a fair and balanced representation of material aspects of Novozymes' environmental and social performance.

Reported qualitative and quantitative environmental and social indicators form part of the strategic and operational decision-making at Novozymes, including as an element in the evaluation of Management's performance.

The presentation of data and information relating to Novozymes' environmental and social performance is comparable to previous years and assists key stakeholders in interpreting the Annual Report in relation to their decision-making needs.

Completeness
In our opinion, the environmental and social responsibility data and information in the Annual Report have been included as a result of relevant activities for identifying and assessing environmental and social performance and impacts. Stakeholder engagement is mostly driven through selected initiatives focused at established issues and stakeholders. In 2008, Novozymes further designed and prepared a tool for stakeholder mapping and engagement, which will be introduced in 2009.

Novozymes identifies and manages material aspects of its environmental and social performance within and beyond the boundaries of its direct management control. For example, Novozymes explores how its technologies and product portfolio can help to reduce customers' products' environmental impact. The latter applies especially to reduction of the CO_2 emission level. In 2008, for example, Novozymes completed a comprehensive LCA study on how the use of enzymes can reduce the CO_2 emission level in customers' processes. Novozymes continues its efforts to identify and manage environmental and social impacts within the Company's sphere of influence. In 2008, Novozymes thus designed and developed a system to manage risks in the supply chain more systematically.

Responsiveness
In our opinion, the environmental and social responsibility data and information in the Annual Report address aspects material to Novozymes' key corporate stakeholders. In general, reported indicators and targets relating to environmental and social performance are linked to relevant policies and management systems.

Responsiveness is supported by well-functioning management systems, which include use of internal and external environmental and social audits as well as values-based audits (facilitations). Also, Novozymes engaged actively in the global debate on climate change, including specifically the debate on sustainable use of bio-fuels.

In our opinion, the existing management and reporting systems as well as internal control systems support the reliability and accuracy of the environmental and social data and information in the Annual Report.

Commentary

According to the AA1000 Assurance Standard (2003), we are required to include recommendations for improvements in relation to environmental and social responsibility. The recommendations as well as our statement of independence and competence to undertake this assignment in line with the requirements of the AA1000 Assurance Standard (2003) will be found under "Supplementary reporting"w in the online report. Our recommendations do not affect the conclusion stated above.

Bagsvaerd, January 22, 2009

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Kim Füchsel
State Authorised Public Accountant

Helle Bank Jørgensen
State Authorised Public Accountant

GLOSSARY

Bioethanol
Fuel produced using fermentable sugars from cereals, corn (maize) or other grains (first generation), or from cellulosic biomass such as corn stover (leaves and stalks) and cobs, bagasse, and other plant waste (second generation).

Biopolymers
Relatively large chains (= polymers) of molecules that are found in all living = bio: human beings, animals and plants), for example in the form of proteins or carbohydrates.

Corporate governance
Systems used to manage and control a company. In essence, corporate governance deals with internal processes; the general principles to which companies' management should comply; and how companies' management structures and tasks can most effectively be organized and implemented in practice.

Diluted number of shares
Average number of shares outstanding including in-the-money stock options.

Dow Jones Sustainability Indexes
Global indexes that analyze and rank companies' performance on the basis of business and sustainability criteria. They provide asset managers with benchmarks for managing sustainability portfolios.

EBITDA
Operating profit excluding depreciation and amortization.

Earnings per share (diluted)
Net profit divided by the weighted average number of shares outstanding (diluted).

Enzymes
Proteins that are found naturally in all living organisms. Enzymes act as catalysts, helping to convert one substance into another.

Equity ratio
Total shareholders' equity at year-end as a percentage of total liabilities and total shareholders' equity at year-end.

Free cash flows
Cash flow from operating and investing activities.

Net interest-bearing debt
The market value of interest-bearing liabilities (financial liabilities and other non-current liabilities) less the market value of cash at bank and in hand and other easily convertible interest-bearing current assets.

Operating profit margin (EBIT margin)
Operating profit as a percentage of net sales.

Proteins
Molecules which are found in all living organisms and which are essential for all vital processes.

Recombinant ingredients
The biopharmaceutical industry produces many medicines based on proteins, which can only be obtained from the organs or blood of animals or humans. There is a risk of infections being transmitted from animals to humans or from humans to humans. Novozymes manufactures ingredients using gene technology, also known as recombinant ingredients. Recombinant ingredients do not transmit diseases and also give more consistent quality.

Recombinant means composed of smaller units that originate from different sources and do not naturally occur in the same molecule or chromosome.

Return on equity
Profit as a percentage of average shareholders' equity.

Return on invested capital (ROIC)
Operating profit after tax as a percentage of average invested capital. Operating profit is adjusted for net foreign exchange loss/gain.

WACC
Weighted average cost of capital.

Forward-looking statements

The Novozymes Report 2008 contains forward-looking statements, including Novozymes' financial outlook for 2009, which, by their very nature, are associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas. See "Risk management."

Editorial team

Editor: Kirsten Laugesen, Corporate Communications, kilg@novozymes.com, tel. +45 4446 1099
Finance: Jens Breitenstein, Finance, jlb@novozymes.com, tel. +45 4446 1087
Investor Relations: Camilla Kinch Jensen, Investor Relations, ckj@novozymes.com, tel. +45 4446 0852
Tobias Bjorklund, Investor Relations, tobb@novozymes.com, tel. +1 919 4943483
Sustainability: Claus Frier, Sustainability Development, claf@novozymes.com, tel. +45 4446 4587
Jeanette Søby, Sustainability Development, jsqy@novozymes.com, tel. +45 4446 1174

Text: The editorial team from Novozymes, headed by Corporate Communications
Photos: Niclas Jessen and Jan Sommer
Design: Bysted A/S
Proofreading and Danish translation: Borella projects
Printing: Quickly Tryk A/S


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